

OVBC

OHIO VALLEY BANC CORP.
ANNUAL REPORT

NVESTING IN OUR COMMUNITY...ONE NEIGHBOR AT A TIME

2007









GALLIA COUNTY JR. FAIR
What do you do with a giant check from OVB? Endorse it! This investment in our community is Ohio Valley Bank's Top Steer Born and Raised in Gallia County Award. 2007 Winner Kegan Angel endorses his $1,000 check with help from OVBC Director Emeritus, the late Merrill Evans.

MESSAGE FROM MANAGEMENT



JEFFREY E. SMITH
PRESIDENT & CEO

Dear Fellow Shareholder,

Following is your report on the operations of Ohio Valley Banc Corp. for 2007. This report, perhaps more than in any other year, evidences the disciplined, dedicated, and diligent work of some 250 employees who, contrary to most of our industry peers, increased net earnings from the previous year (by 16.7%), increased earnings per share from the previous year (by 19.7%), and improved asset quality from the previous year (by 74%), as measured by the reduction in nonperforming assets. The seeds for 2007's results were sown in December of 2006, when your Board took some bold steps to effect, what could be described as, "a full court press" on asset quality which generated the results referenced above.

We could not talk about 2007 without mentioning what has been referred to as "the melt down in the mortgage industry" or "the sub-prime slime". These problems are not characteristic of nor did they originate in community banking. We believe a buyer of a house should own it...*not lease it*. We believe we have an obligation to use our best analytic processes to insure a borrower's repayment success...*not failure*.

The aggressive tactics of many mortgage brokers fed by the insatiable appetites of Wall Street created a prescription for disaster that, while neither characteristic of nor the fault of community banking, will affect community banking customers when they try to sell or refinance their own homes. According to the Associated Press[1], the US Conference of Mayors has projected that the rise in foreclosures will result in a $166 billion loss in the gross domestic product in 2008. The sub-prime fall out encouraged us to become actively involved in a solution through education. Our *Get Smart About Credit* classroom program facilitated by Ohio Valley Bank loan officers was successfully piloted by 123 high school students in Gallia County, Ohio, in October 2007.

While our core markets were spared the heavy weight of sub-prime problems, some of our Gallia County and Mason County customers were subjected to what we believe was an organized debit and credit card fraud scheme. I was no exception as my own card was compromised. One of your Directors said, "With convenience, comes consequences." Debit and credit cards do indeed bring convenience, but sometimes consequences as well. Your employees spent hundreds of hours working with our customers to resolve and restore their account balances following the guerilla tactics of these electronic thieves. My final comment on this topic is: I want to extend my sincerest "thanks" to our state and local law enforcement officials who worked with us as well as the other banks in both Gallia County and Mason County. I'm convinced their help mitigated what could have been an even more serious problem for not just our customers, but accountholders of all area banks.

On a separate note, November 1, 2007, marked the 135th year of banking service to our customers at Ohio Valley Bank. During that period, the bank has enjoyed the service of many outstanding directors and employees. During my 35 years with OVB, I have had the good fortune to work for and with many of those and other great community business minds. One of those was Merrill Evans. The bank and the community lost a great supporter when we lost Merrill in September of last year. Merrill was a bank Director for 24 years, a member of the Executive Committee for 19 years, a member of the Corp. Board for 10 years, and named Director Emeritus in 2003. Merrill was a builder, a trader, and an entrepreneur. While he was all these, to me, he was a mentor, a friend, and a confidant. His legacy at Ohio Valley Bank and our community continues even to this day.

Sincerely,

Jeffrey E. Smith

(1) Associated Press, January 11, 2008, "Cleveland Sues Banks Over Foreclosures"



America In Bloom
This investment in our community is Beautification. Ohio Valley Bank's Olive Street Annex staff have been recognized for the outstanding work they do to beautify their community.

Ohio Valley Banc Corp. is made up of three companies. The largest, Ohio Valley Bank, celebrated its 135th anniversary this year. Ohio Valley Bank operates 16 offices in two states. Loan Central is a finance company with six offices in Ohio. Ohio Valley Financial Services is an insurance agency in Jackson, Ohio. Together these three companies make up the OVBC family...a group that works very hard to give back to its communities.

Innovative Thinking in 2007
In the very beginning of the year, we began to look at business banking in a whole new light. OVB Business Solutions was launched under the anthem of "What will you do with all your free time?". Daily banking chores force employees out of the office and take up crucial selling time. The OVB Business Suite of products and services is tailored to small business and focuses on moving some of those daily tasks to OVB where we can streamline and automate them. The flagship of Business Solutions is Free Small Business Checking. The free business checking account, which includes business debit cards, was a first for many of our communities' retailers.

In the third quarter, we took an innovative approach to expansion. Expanding, via building branches, usually means moving outside your established territory; however, in a bold move, Ohio Valley Bank and Loan Central opened locations within their respective market areas. These locations have already proven their worth and are providing a better infrastructure to grow on.

Loan Central opened its sixth office, a satellite office in Ironton, Ohio. Ohio Valley Bank opened its sixteenth office inside Holzer Medical Center in Gallipolis, Ohio. The in-hospital branch was a first for OVB and for the market area. It is now deemed a necessity for the hundreds of doctors, nurses, staff and patients that enjoy the convenience.

The third quarter also brought an innovation in how we think about people. Many bankers' hearts race when they know that they are going to receive a visit from a bank examiner. After all, it is the examiner's job to find out what you are doing wrong and report it. But, why is that a bad thing? Isn't that how we grow and improve? After examining dozens of banks, wouldn't these folks be the ultimate banking experts? With those ideas in mind, our newest director was elected, David W. Thomas, former Chief Examiner of the Ohio Department of Commerce, Division of Financial Institutions.

For more than a decade, Ohio Valley Bank has positioned itself as one of the area's leaders in implementing new technology. Near the end of the third quarter of 2007, OVB launched a new platform for opening deposit accounts online, the fourth in the nation to offer this specific service. This convenient new service allows the customer to open accounts at home, without ever setting foot in a bank branch. In just three months and with no advertising, the "e-branch" collected initial deposits of more than $85,000 for new accounts. Work is well underway to bring online loans, credit cards, and mortgages to customers in 2008.

At year end, Ohio Valley Bank's last innovation came in the form of proactive identity theft protection. Too many services just pick up the pieces after identity theft has occurred. This type of scam is not only financially devastating, but also takes an emotional toll. OVB chose to start offering services from LifeLock, a company known for its services that work to prevent identity theft. LifeLock memberships are now available through www.ovbc.com.

These new offerings combined with the tried-and-true permitted Ohio Valley Banc Corp.'s companies to re-invest more than ever before in its communities in 2007. Thank you for your contribution to that success.

Hope





An Investment in Hope

American Cancer Society Relay for Life Chairperson (and OVB customer) Bonnie McFarland was on hand to help unveil the 2-Story Wall of Hope hung from the top of the Ohio Valley Bank Operations Center, signed by the community in support of finding a cure.

Business Profile

Ohio Valley Banc Corp. commenced operations on October 23, 1992, as a one-bank holding company with The Ohio Valley Bank Company being the wholly-owned subsidiary. The Company's headquarters are located at 420 Third Avenue in Gallipolis, Ohio.

The Ohio Valley Bank Company was organized on September 24, 1872. The Bank is insured under the Federal Deposit Insurance Act and is chartered under the banking laws of the State of Ohio.

In April 1996, the Banc Corp. opened a consumer finance company operating under the name of Loan Central, Inc.

Ohio Valley Financial Services, an agency specializing in life insurance, was formed as a subsidiary of the Corp. in June 2000. The Corp. also has minority holdings in ProAlliance.

10-K Information

A copy of the company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be forwarded without charge to any stockholder upon written request to: Ohio Valley Banc Corp., Attention: Larry E. Miller, Secretary, P.O. Box 240, Gallipolis, OH 45631. The annual report and proxy statement are also available on the company's Web site, www.ovbc.com.

Contact Information

Ohio Valley Banc Corp.
420 Third Avenue, P.O. Box 240, Gallipolis, Ohio 45631
740.446.2631 or 800.468.6682
Web: www.ovbc.com E-mail: investorrelations@ovbc.com

OVBC Officers

Jeffrey E. Smith, President and CEO
E. Richard Mahan, Senior Vice President & Chief Credit Officer
Larry E. Miller, II, Senior Vice President & Secretary
Katrinka V. Hart, Senior Vice President & Risk Management
Mario P. Liberatore, Vice President
Cherie A. Barr, Vice President
Sandra L. Edwards, Vice President
David L. Shaffer, Vice President
Jennifer L. Osborne, Vice President
Tom R. Shepherd, Vice President
Scott W. Shockey, Vice President & Chief Financial Officer
Paula W. Clay, Assistant Secretary
Cindy H. Johnston, Assistant Secretary

Ohio Valley Banc Corp. stock is traded on The NASDAQ Stock Market under the symbol OVBC.

OVBC DIRECTORS

Jeffrey E. Smith
President & CEO, Ohio Valley Banc Corp.

Thomas E. Wiseman
President, The Wiseman Agency, Inc,
insurance and financial services

Robert H. Eastman
President, Ohio Valley Supermarkets, Inc.
retail grocery stores

Lannes C. Williamson
President, L. Williamson Pallets, Inc.
sawmill, pallet manufacturing, and wood processing

Steven B. Chapman
Certified Public Accountant, Chapman & Burris CPAs, LLC

Anna P. Barnitz
Treasurer & CFO, Bob's Market & Greenhouses, Inc.
wholesale horticultural products and retail landscaping stores

Brent A. Saunders
Attorney, Halliday, Sheets & Saunders

Harold A. Howe
President, Ohio Valley Financial Services Agency, LLC

Robert E. Daniel
Administrator, Holzer Clinic
multispecialty physician group practice

Roger D. Williams
President, Bob Evans Restaurants
restaurant operator and food products

David W. Thomas
Former Chief Examiner, Ohio Division of Financial Institutions
bank supervision and regulation

DIRECTORS EMERITUS

W. Lowell Call
James L. Dailey
Art E. Hartley, Sr.
Charles C. Lanham
Barney A. Molnar
C. Leon Saunders
Wendell B. Thomas

OHIO VALLEY BANK DIRECTORS

Jeffrey E. Smith
Thomas E. Wiseman
Robert H. Eastman
Lannes C. Williamson
Harold A. Howe
Steven B. Chapman
Anna P. Barnitz
Brent A. Saunders
Robert E. Daniel
Roger D. Williams
David W. Thomas



A Royal Event
This is an investment in Community Pride. OVB Teller Dara Ours, a.k.a. Cinderella, poses with the 2006 Little Miss Apple Festival Queen Alyssa Proehl. Ohio Valley Bank invited all of Jackson to view an exhibit in the bank's lobby celebrating the young queen's reign.

OHIO VALLEY BANK®

Jeffrey E. Smith	President & Chief Executive Officer
E. Richard Mahan	Executive Vice President & Chief Credit Officer
Larry E. Miller, II	Executive Vice President & Secretary
Katrinka V. Hart	Executive Vice President & Risk Management

SENIOR VICE PRESIDENTS

Mario P. Liberatore	West Virginia Bank Group
Sandra L. Edwards	Financial Bank Group
David L. Shaffer	Commercial Bank Group
Jennifer L. Osborne	Retail Lending Group
Tom R. Shepherd	Chief Deposit Officer
Scott W. Shockey	Chief Financial Officer

VICE PRESIDENTS

Patricia L. Davis	Research & Technical Applications
Richard D. Scott	Trust
Bryan W. Martin	Facilities & Technical Services
Patrick H. Tackett	Western Division Branch Administrator
Molly K. Tarbett	Loss Prevention Manager
Marilyn E. Kearns	Director of Human Resources
David K. Nadler	Financial Analyst & Strategic Plan Coordinator

ASSISTANT VICE PRESIDENTS

Philip E. Miller	Region Manager Franklin County
Rick A. Swain	Region Manager Pike County
Judith K. Hall	Training and Educational Development
Melissa P. Mason	Trust Officer
Diana L. Parks	Internal Auditor
Christopher S. Petro	Comptroller
Linda L. Plymale	Transit Officer
Kimberly R. Williams	Systems Officer
Deborah A. Carhart	Shareholder Relations
Gregory A. Phillips	Indirect Lending Manager
Pamela D. Edwards	Commercial Loan Operations
Paula W. Clay	Assistant Secretary
Cindy H. Johnston	Assistant Secretary
Christopher L. Preston	Regional Branch Administrator I-64
Angela G. King	Regional Branch Administrator Gallia/Meigs
Frank W. Davison	Chief Information Officer
Bryna S. Butler	Director e-Services and Corporate Communications
Kyla R. Carpenter	Director of Marketing
William T. Johnson	Enterprise Risk Analyst
Toby M. Mannering	Collection Manager

ASSISTANT CASHIERS

Brenda G. Henson	Manager Customer Service
Richard P. Speirs	Maintenance Technical Supervisor
Stephanie L. Stover	Retail Lending Operations Manager
Raymond G. Polcyn	Retail Lending Manager Gallia-Meigs SuperBanks
Tyrone J. Thomas	Assistant Manager Franklin County Region
Allen W. Elliott	Assistant Manager Indirect Lending
Tamela D. LeMaster	Regional Branch Manager I-64
Joe J. Wyant	Region Manager Jackson County
Linda L. Hart	Assistant Manager Waverly Office
Miquel D. McCleese	Assistant Manager Columbus Office



Ohio Valley Bank
16 locations

Gallipolis, Ohio
Main Office - 420 Third Ave.
Mini Bank - 437 Fourth Ave.
Inside Foodland - 236 Second Ave.
Inside Wal-Mart - 2145 Eastern Ave.
3035 State Route 160
Inside Holzer - 100 Jackson Pike

Columbus, Ohio
3700 South High St.

Jackson, Ohio
740 East Main St.

Pomeroy, Ohio
Inside Sav-a-Lot - 700 W. Main St.

Rio Grande, Ohio
27 North College Ave.

South Point, Ohio
Inside Wal-Mart - 354 Private Drive

Waverly, Ohio
507 West Emmitt Ave.

Cross Lanes, West Virginia
Inside Wal-Mart

Huntington, West Virginia
3331 U.S. Route 60 East

Milton, West Virginia
280 East Main St.

Point Pleasant, West Virginia
328 Viand St.

WEST VIRGINIA ADVISORY BOARD

Mario P. Liberatore	Lannes C. Williamson
Anna P. Barnitz	John C. Musgrave
Richard L. Handley	Stephen L. Johnson
Gregory K. Hartley	E. Allen Bell
Charles C. Lanham	John A. Myers
Trenton M. Stover	



Good Neighbors
Loan Central made an investment in its new community of Ironton. The finance company renovated a realtor's office for its sixth location.



Loan Central
6 locations

Gallipolis, Ohio
2145 Eastern Avenue

Jackson, Ohio
345 Main Street

Ironton, Ohio
710 Park Avenue

South Point, Ohio
348 County Road 410

Waverly, Ohio
505 West Emmitt Avenue

Wheelersburg, Ohio
326 Center Street

LOAN CENTRAL

Katrinka V. Hart	Chairman of the Board
Cherie A. Barr	President
Timothy R. Brumfield	Secretary & Manager, Gallipolis Office
T. Joe Wilson	Manager, South Point Office
Joseph I. Jones	Manager, Waverly Office
John J. Holtzapfel	Manager, Wheelersburg Office
Deborah G. Moore	Manager, Jackson Office

Loan Central is becoming well known for its Same Day Tax Refund Loans. In 2007, the company booked a record number of tax refund loans and expects to surpass that record in 2008.

The service includes free federal tax preparation. No appointment is necessary.


We Want You...
To Get Your
Tax Refund Loan NOW!

With your support, Ohio Valley Banc Corp.'s companies were able to contribute to these and other community and charitable organizations during 2007.

American Cancer Society
American Diabetes Association
American Legion
American Red Cross
Amish School Auction
Area Agency on Aging District 7
Ariel Theatre
Autism HOPE Walk
Beaver Lions Club
Beaver OktoberFest
Bend Area C.A.R.E.
Boy Scouts of America
Buckeye Community Services
Buckeye Hills Career Center
Cabell Co. 4-H
Cabell Co. Fair
Cabell Midland High School
Cabell Police Children's Christmas
Central Ohio Fire Museum
Chaos Theory Car Club
Chester Shade Historical Society
Childrens Center of Ohio
Christian Life Academy
Church in the Valley Orphanage
City of Grove City
Congressional Student Program
Cystic Fibrosis
Drills for Skills
Earl Neff Pediatric Toy Fund
Eastern High School (Pike)
Eastern Elementary (Meigs)
Emancipation Celebration
Emily Hoerosky Fund
FACTS Youth Fishing Day
Fellowship of Christian Athletes
Fellowship of Faith
Franklin Heights High School
FOP Lodge #122
French Art Colony
French City Chili Fest
Friends of Lake Alma
Fruth Pharmacy Scholarship Fund
Gallia Co. 4-H
Gallia Co. Agricultural Society
Gallia Co. Cattlemen Association
Gallia Co. Chamber of Commerce
Gallia Co. Contractor's Association
Gallia Co. Conv. & Visitors Bureau
Gallia Co. Dairy Committee
Gallia Co. Farm Bureau
Gallia Co. Junior Fair
Gallia Co. Local Schools
Gallia Co. Relay for Life
Gallia Co. River Recreation Festival
Gallia Co. Wrestling Club
Gallia Senior Citizens Center
Gallipolis Bass Busters
Gallipolis City Schools
Gallipolis Elks
Gallipolis In Bloom
Gallipolis Junior Women's Club
Gallipolis Lions Club
Gallipolis Retail Merchants Assn.
Gallipolis Rotary
Girl Scouts of America
Grace United Methodist Church
Greenfield Twp. Fire Dept.
Grove City Park
Holzer Hospice
Holzer Medical Center
Holzer Senior Outreach
Hope Haven Land Fund
Huntington Board of Realty
Huntington Fire Department
Jackson Chamber of Commerce
Jackson City Schools
Jackson Co. 4-H
Jackson Co. Apple Festival
Jackson Co. Economic Development
Jackson Co. Fair Livestock Auction
Jackson Co. Heart Support Group
Jackson Firefighters Association
Jackson Hillcrest Pool
Jackson Jaycees
Jackson Mother's Club
Jackson Rotary
Jackson YMCA
Junior Achievement
Kiwanis
Launch Inc.
Lawrence Co. Fair Auction
Lower Land Food Pantry
Lutheran Church Food Outreach
Main Street Point Pleasant
March of Dimes
Marshall University WV Read Aloud
Mason Co. 4-H
Mason Co. Chamber of Commerce
Mason Co. Community Foundation
Mason Co. Development Authority
Mason Co. Fair & Queen Pageant
Mason Co. Jack Fruth Benefit
Mason Co. Little League
Mason Co. Schools
Mason Co. Toys for Kids
Meigs Co. 4-H
Meigs Co. Council on Aging
Meigs Co. Fair Livestock Auction
Meigs Co. Sheriff's Department
Meigs Historical Society
Meigs Soil & Water Conservation
Middleport Youth League
Milton Lions Club
Milton Rotary
Muscular Dystrophy Association
National Wild Turkey Federation
Native American Harvest
New Haven Pool Fund
Nitro Ministerial Association
O.O. McIntyre Park District
Oak Hill Boosters 4th of July
Oak Hill Festival of Flags
Oak Hill Local Schools
Ohio 4-H Foundation
Ohio FFA Foundation
Ohio Humanities Chautauqua
Ohio Valley Bicycle Club
Ohio Valley Christian School
Ohio Valley Expo
Ohio Valley Youth Orchestra
Ole Car Club
Ona Volunteer Fire Department
OVB 4-H Scholarship Program
Pike Co. 4-H
Pike Co. Chamber of Commerce
Pike Co. Fair Livestock Auction
Pike Co. Soil & Water Conservation
Pike Co. YMCA
Pike Education Services
Pleasant Valley Hospital Foundation
Point Pleasant Battle Days
Point Pleasant River Museum
Point Pleasant Sternwheel Regatta
Pomeroy-Middleport Lions Club
Pomeroy Police Department
Pomeroy Youth League
Provident Missionary Baptist Assn.
Putnam Co. Fair Livestock Auction
Racine Southern FFA
Scott Porter Memorial Fund
Shriners Hospital
Special Olympics
Student Ambassador Program
Syracuse Community Center
Town of Mason
Ti-Endie-Wei Garden Club
University of Rio Grande
Wahama High School
Washington Elementary PTO
Waverly Lions Club
Waverly Youth League
Wellston City Schools
West Virginia K-9 Association
West Virginia Pumpkin Festival



When You Can't Come to OVB, OVB Comes To You...

A new investment, in the form of a new, highly-convenient location called the OVB Banking Center, was established in October 2007 inside Holzer Medical Center, Gallipolis, Ohio.



Ohio Valley Bank
Banking Center
at Holzer Medical Center, Gallipolis

Phone: 740.446.1646
Holzer Campus Ext. 4678
Fax: 740.446.1680

HOURS:
Monday - Friday
8:00 am to 5:00 pm

Full Service:
Loans, Accounts, Tellers



2007 Annual Report to Shareholders
December 31, 2007

SELECTED FINANCIAL DATA

	Years Ended December 31				
	2007	2006	2005	2004	2003
(dollars in thousands, except share and per share data)					
SUMMARY OF OPERATIONS:					
Total interest income	$ 54,947	$ 52,421	$ 46,071	$ 43,490	$ 45,160
Total interest expense	26,420	23,931	18,137	16,146	17,645
Net interest income	28,527	28,490	27,934	27,344	27,515
Provision for loan losses	2,252	5,662	1,797	2,353	4,339
Total other income	5,236	5,830	5,522	7,992	5,982
Total other expenses	22,583	21,199	21,359	20,926	19,817
Income before income taxes	8,928	7,459	10,300	12,057	9,341
Income taxes	2,631	2,061	3,283	3,676	2,869
Net income	6,297	5,398	7,017	8,381	6,472
PER SHARE DATA(1):					
Earnings per share	$ 1.52	$ 1.27	$ 1.64	$ 1.93	$ 1.49
Cash dividends declared per share	$ .71	$ .67	$ .63	$ .75	$ .57
Book value per share	$ 15.10	$ 14.38	$ 13.90	$ 13.19	$ 12.44
Weighted average number of common shares outstanding	4,131,621	4,230,551	4,278,562	4,338,598	4,350,288
AVERAGE BALANCE SUMMARY:					
Total loans	$ 628,891	$ 626,418	$ 599,345	$ 590,006	$ 559,854
Securities(2)	91,724	86,179	84,089	86,598	86,609
Deposits	595,610	585,301	542,730	537,162	509,676
Other borrowed funds(3)	74,196	81,975	92,520	96,361	100,590
Shareholders' equity	60,549	59,970	57,620	55,788	52,074
Total assets	769,554	760,932	726,489	722,281	693,197
PERIOD END BALANCES:					
Total loans	$ 637,103	$ 625,164	$ 617,532	$ 600,574	$ 573,704
Securities(2)	100,713	90,161	84,623	86,674	90,046
Deposits	589,026	593,786	562,866	535,153	507,509
Shareholders' equity	61,511	60,282	59,271	56,579	54,408
Total assets	783,418	764,361	749,719	729,120	707,327
KEY RATIOS:					
Return on average assets	.82%	.71%	.97%	1.16%	.93%
Return on average equity	10.40%	9.00%	12.18%	15.02%	12.43%
Dividend payout ratio	46.66%	52.56%	38.55%	38.89%	38.14%
Average equity to average assets	7.87%	7.88%	7.93%	7.72%	7.51%

(1) Restated for stock splits as appropriate.
(2) Securities include interest-bearing balances with banks and FHLB stock.
(3) Other borrowed funds include subordinated debentures.

CONSOLIDATED STATEMENTS OF CONDITION

(dollars in thousands, except share and per share data)	As of December 31 2007	2006
Assets		
Cash and noninterest-bearing deposits with banks	$ 15,584	$ 18,965
Federal funds sold	1,310	1,800
Total cash and cash equivalents	16,894	20,765
Interest-bearing deposits in other financial institutions	633	508
Securities available-for-sale	78,063	70,267
Securities held-to-maturity (estimated fair value: 2007 - $15,764; 2006 - $13,586)	15,981	13,350
Federal Home Loan Bank stock	6,036	6,036
Total loans	637,103	625,164
Less: Allowance for loan losses	(6,737)	(9,412)
Net loans	630,366	615,752
Premises and equipment, net	9,871	9,812
Accrued income receivable	3,254	3,234
Goodwill	1,267	1,267
Bank owned life insurance	16,339	16,054
Other assets	4,714	7,316
Total assets	$ 783,418	$ 764,361
Liabilities		
Noninterest-bearing deposits	$ 78,589	$ 77,960
Interest-bearing deposits	510,437	515,826
Total deposits	589,026	593,786
Securities sold under agreements to repurchase	40,390	22,556
Other borrowed funds	67,002	63,546
Subordinated debentures	13,500	13,500
Accrued liabilities	11,989	10,691
Total liabilities	721,907	704,079
Commitments and Contingent Liabilities (See Note K)		
Shareholders' Equity		
Common stock ($1.00 par value per share: 10,000,000 shares authorized; 2007 - 4,641,747 shares issued; 2006 - 4,626,340 shares issued)	4,642	4,626
Additional paid-in capital	32,664	32,282
Retained earnings	37,763	34,404
Accumulated other comprehensive loss	(115)	(981)
Treasury stock, at cost (2007 - 567,403 shares; 2006 - 432,852 shares)	(13,443)	(10,049)
Total shareholders' equity	61,511	60,282
Total liabilities and shareholders' equity	$ 783,418	$ 764,361

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31	2007	2006	2005
(dollars in thousands, except per share data)			
Interest and dividend income:			
Loans, including fees	$ 50,671	$ 48,514	$ 42,621
Securities:			
Taxable	3,079	2,851	2,644
Tax exempt	555	474	475
Dividends	398	339	277
Other interest	244	243	54
	54,947	52,421	46,071
Interest expense:			
Deposits	21,315	18,594	12,973
Securities sold under agreements to repurchase	1,051	895	641
Other borrowed funds	2,911	3,163	3,398
Subordinated debentures	1,143	1,279	1,125
	26,420	23,931	18,137
Net interest income	28,527	28,490	27,934
Provision for loan losses	2,252	5,662	1,797
Net interest income after provision for loan losses	26,275	22,828	26,137
Noninterest income:			
Service charges on deposit accounts	2,982	2,987	3,096
Trust fees	230	221	211
Income from bank owned life insurance	757	907	589
Gain on sale of loans	102	104	120
Loss on sale of other real estate owned	(777)	(55)	(12)
Other	1,942	1,666	1,518
	5,236	5,830	5,522
Noninterest expense:			
Salaries and employee benefits	13,045	12,497	12,837
Occupancy	1,467	1,338	1,309
Furniture and equipment	1,086	1,120	1,206
Corporation franchise tax	671	669	673
Data processing	844	687	633
Other	5,470	4,888	4,701
	22,583	21,199	21,359
Income before income taxes	8,928	7,459	10,300
Provision for income taxes	2,631	2,061	3,283
NET INCOME	$ 6,297	$ 5,398	$ 7,017
Earnings per share	$ 1.52	$ 1.27	$ 1.64

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2007, 2006 and 2005

(dollars in thousands, except share and per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balances at January 1, 2005	**$ 3,690**	**$ 31,931**	**$ 28,465**	**$ (219)**	**$ (7,288)**	**$ 56,579**
Comprehensive income:						
Net income	—	—	7,017	—	—	7,017
Change in unrealized loss on available-for-sale securities	—	—	—	(1,534)	—	(1,534)
Income tax effect	—	—	—	522	—	522
Total comprehensive income	—	—	—	—	—	6,005
Shares from stock split, 25%:						
Common stock, 922,030 shares (including treasury stock of 64,742 shares)	922	—	(922)	—	—	—
Cash paid in lieu of fractional shares in stock split	—	—	(12)	—	—	(12)
Common stock issued to ESOP, 9,500 shares	9	231	—	—	—	240
Common stock issued through dividend reinvestment, 4,978 shares	5	120	—	—	—	125
Cash dividends, $.63 per share	—	—	(2,705)	—	—	(2,705)
Shares acquired for treasury, 37,653 shares	—	—	—	—	(961)	(961)
Balances at December 31, 2005	**4,626**	**32,282**	**31,843**	**(1,231)**	**(8,249)**	**59,271**
Comprehensive income:						
Net income	—	—	5,398	—	—	5,398
Change in unrealized loss on available-for-sale securities	—	—	—	379	—	379
Income tax effect	—	—	—	(129)	—	(129)
Total comprehensive income	—	—	—	—	—	5,648
Common stock issued through dividend reinvestment, 4 shares	—	—	—	—	—	—
Cash dividends, $.67 per share	—	—	(2,837)	—	—	(2,837)
Shares acquired for treasury, 71,487 shares					(1,800)	(1,800)
Balances at December 31, 2006	**4,626**	**32,282**	**34,404**	**(981)**	**(10,049)**	**60,282**
Comprehensive income:						
Net income	—	—	6,297	—	—	6,297
Change in unrealized loss on available-for-sale securities	—	—	—	1,313	—	1,313
Income tax effect	—	—	—	(447)	—	(447)
Total comprehensive income	—	—	—	—	—	7,163
Common stock issued to ESOP, 9,500 shares	10	238	—	—	—	248
Common stock issued through dividend reinvestment, 5,907 shares	6	144	—	—	—	150
Cash dividends, $.71 per share	—	—	(2,938)	—	—	(2,938)
Shares acquired for treasury, 134,551 shares	—	—	—	—	(3,394)	(3,394)
Balances at December 31, 2007	**$ 4,642**	**$ 32,664**	**$ 37,763**	**$ (115)**	**$ (13,443)**	**$ 61,511**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2007	2006	2005
(dollars in thousands)			
Cash flows from operating activities:			
Net income	$ 6,297	$ 5,398	$ 7,017
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	987	1,021	1,147
Net amortization and accretion of securities	66	94	123
Proceeds from sale of loans in secondary market	4,300	4,038	4,918
Loans disbursed for sale in secondary market	(4,198)	(3,933)	(4,798)
Gain on sale of loans	(102)	(104)	(120)
Deferred tax (benefit) expense	908	(903)	(293)
Provision for loan losses	2,252	5,662	1,797
Common stock issued to ESOP	248	—	240
Federal Home Loan Bank stock dividend	—	(338)	(276)
Loss on sale of other real estate owned	777	55	12
Change in accrued income receivable	(20)	(415)	(176)
Change in accrued liabilities	1,298	1,852	1,254
Change in other assets	(1,528)	(290)	(314)
Net cash provided by operating activities	11,285	12,137	10,531
Cash flows from investing activities:			
Proceeds from maturities of securities available-for-sale	8,969	12,261	20,714
Purchases of securities available-for-sale	(15,509)	(15,907)	(19,952)
Proceeds from maturities of securities held-to-maturity	1,009	354	1,159
Purchases of securities held-to-maturity	(3,649)	(1,625)	(1,265)
Change in interest-bearing deposits in other banks	(125)	2	15
Net change in loans	(19,498)	(11,589)	(18,969)
Proceeds from sale of other real estate owned	4,274	734	100
Proceeds from sale of premises and equipment	—	—	87
Purchases of premises and equipment	(1,046)	(2,534)	(673)
Proceeds from bank owned life insurance	71	174	—
Purchases of bank owned life insurance	—	—	(1,510)
Net cash used in investing activities	(25,504)	(18,130)	(20,294)
Cash flows from financing activities:			
Change in deposits	(4,760)	30,920	27,713
Cash dividends	(2,938)	(2,837)	(2,705)
Cash paid in lieu of fractional shares in stock split	—	—	(12)
Proceeds from issuance of common stock	150	—	125
Purchases of treasury stock	(3,394)	(1,800)	(961)
Change in securities sold under agreements to repurchase	17,834	(6,514)	(10,683)
Proceeds from Federal Home Loan Bank borrowings	20,000	5,000	13,521
Repayment of Federal Home Loan Bank borrowings	(14,061)	(22,146)	(18,157)
Change in other short-term borrowings	(2,483)	4,519	4,259
Proceeds from subordinated debentures	8,500	—	—
Repayment of subordinated debentures	(8,500)	—	—
Net cash provided by financing activities	10,348	7,142	13,100
Cash and cash equivalents:			
Change in cash and cash equivalents	(3,871)	1,149	3,337
Cash and cash equivalents at beginning of year	20,765	19,616	16,279
Cash and cash equivalents at end of year	$ 16,894	$ 20,765	$ 19,616
Supplemental disclosure:			
Cash paid for interest	$ 25,854	$ 22,014	$ 17,188
Cash paid for income taxes	878	3,623	3,502
Non-cash transfers from loans to other real estate owned	2,632	573	170
Non-cash transfers from retained earnings to common stock for stock split	—	—	922

See accompanying notes to consolidated financial statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts are in thousands, except share and per share data.

Note A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Ohio Valley Banc Corp. ("Ohio Valley") and its wholly-owned subsidiaries, The Ohio Valley Bank Company (the "Bank"), Loan Central, a consumer finance company, and Ohio Valley Financial Services Agency, LLC, an insurance agency. Ohio Valley and its subsidiaries are collectively referred to as the "Company". All material intercompany accounts and transactions have been eliminated.

Nature of Operations: The Company provides financial services through 22 offices located in central and southeastern Ohio as well as western West Virginia. The Company's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from business operations. Other financial instruments include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas involving the use of management's estimates and assumptions that are more susceptible to change in the near term involve the allowance for loan losses, the fair value of certain securities, the fair value of financial instruments and the determination and carrying value of impaired loans.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, noninterest-bearing deposits with banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, short-term borrowings and interest-bearing deposits with other financial institutions.

Securities: The Company classifies securities into held-to-maturity and available-for-sale categories. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Securities classified as available-for-sale include equity securities and other securities that could be sold for liquidity, investment management or similar reasons even if there is not a present intention of such a sale. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax. Other securities, such as Federal Home Loan Bank stock, are carried at cost.

Premium amortization is deducted from, and discount accretion is added to, interest income on securities using the level yield method. Gains and losses are recognized upon the sale of specific identified securities on the completed transaction basis. Securities are written down to fair value when a decline in fair value is other than temporary.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on an accrual basis using the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Note A - Summary of Significant Accounting Policies (continued)

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Concentrations of Credit Risk: The Company grants residential, consumer and commercial loans to customers located primarily in the southeastern Ohio and western West Virginia areas.

The following represents the composition of the Company's loan portfolio at December 31, 2007:

	% of Total Loans
Residential real estate loans	39.31%
Commercial real estate loans	30.85%
Consumer loans	20.06%
Commercial and industrial loans....	8.65%
All other loans	1.13%
	100.00%

Approximately 4.39% of total loans are unsecured.

The Bank, in the normal course of its operations, conducts business with correspondent financial institutions. Balances in correspondent accounts, investments in federal funds, certificates of deposit and other short-term securities are closely monitored to ensure that prudent levels of credit and liquidity risks are maintained. At December 31, 2007, the Bank's primary correspondent balance was $7,964 on deposit at Fifth Third Bank, Cincinnati, Ohio.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line or declining balance methods over the estimated useful life of the owned asset and, for leasehold improvement, over the remaining term of the leased facility. The useful lives range from 3 to 8 years for equipment, furniture and fixtures and 7 to 39 years for buildings and improvements.

Other Real Estate: Real estate acquired through foreclosure or deed-in-lieu of foreclosure is included in other assets. Such real estate is carried at the lower of investment in the loan or estimated fair value of the property less estimated selling costs. Any reduction to fair value at the time of acquisition is accounted for as a loan charge-off. Any subsequent reduction in fair value is recorded as a loss on other assets. Costs incurred to carry other real estate are charged to expense. Other real estate owned totaled $261 at December 31, 2007 and $1,903 at December 31, 2006.

Goodwill: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Split: On April 13, 2005, Ohio Valley's Board of Directors declared a five-for-four stock split, effected in the form of a stock dividend, on Ohio Valley's common shares. Each shareholder of record on April 25, 2005, received an additional common share for every four common shares then held. The common shares were issued on May 10, 2005. The stock split was recorded by transferring from retained earnings an amount equal to the stated value of the shares issued. The Company retained the current par value of $1.00 per share for all common shares. Earnings and cash dividends per share amounts have been retroactively adjusted to reflect the effect of the stock split.

Note A - Summary of Significant Accounting Policies (continued)

Per Share Amounts: Earnings per share is based on net income divided by the following weighted average number of common shares outstanding during the periods: 4,131,621 for 2007; 4,230,551 for 2006; 4,278,562 for 2005. Ohio Valley had no dilutive securities outstanding for any period presented. The weighted average number of shares outstanding have been retroactively adjusted to reflect the effect of the stock split.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely then not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of FIN 48 had no impact on the Company's financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain officers. These policies are recorded at their cash surrender value, or the amount that could be currently realized.

ESOP: Compensation expense is based on the market price of shares as they are committed to be allocated to participant accounts.

Recent Accounting Pronouncements: Accounting for Postretirement Benefits Pertaining to Life Insurance Arrangements: In July 2006, the Emerging Issues Task Force ("EITF") of FASB issued a draft abstract for EITF Issue No. 06-04, *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements"* (EITF Issue No. 06-04). This draft abstract from EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Task Force concluded that a liability for the benefit obligation under SFAS No. 106 has not been settled through the purchase of an endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. This new accounting standard will be effective for fiscal years beginning after December 15, 2007. At December 31, 2007, the Company owned $16,339 of bank owned life insurance policies. These life insurance policies are generally subject to endorsement split-dollar life insurance arrangements. These arrangements were designed to provide a pre-and postretirement benefit for senior officers and directors of the Company. The Company's management has completed its evaluation of the impact of the adoption of EITF Issue No. 06-4 on the Company's financial statements. Based on the most recent analysis performed by management, the Company believes there will be a charge of approximately $706 to retained earnings on January 1, 2008.

Note A - Summary of Significant Accounting Policies (continued)

Fair Value Measurements: In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS No. 159 gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The fair value option permits companies to choose to measure eligible items at fair value at specified election dates. Subsequent changes in fair value must be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008; therefore, adoption did not have a material impact.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements"*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in United States generally accepted accounting principles and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management believes that the impact of adoption will result in enhanced audited footnote disclosures; however, management believes that the adoption will not materially impact the Consolidated Balance Sheets, the Consolidated Statements of Income, the Consolidated Statements of Changes in Stockholders' Equity, or the Consolidated Statements of Cash Flows.

In February 2008, the FASB issued Staff Position ("FSP") 157-2, *"Effective Date of FASB Statement No. 157"*. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Non-financial assets and liabilities may include (but not be limited to) (i) non-financial assets and liabilities initially valued at fair value in a business combination, but not measured at fair value in subsequent periods, (ii) reporting units measured at fair value in the first step of a goodwill impairment test described in SFAS No. 142, and (iii) non-financial assets and liabilities measured at fair value in the second step of a goodwill impairment test described in SFAS No. 142.

Accounting for Written Loan Commitments Recorded at Fair Value: On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *"Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). Previously, SAB 105, "Application of Accounting Principles to Loan Commitments," stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supercedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. These financial instruments are recorded when they are funded. See Note K for more specific disclosure related to loan commitments.

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Ohio Valley or by Ohio Valley to its shareholders. These restrictions pose no practical limit on the ability of the Bank or Ohio Valley to pay dividends at historical levels. See Note P for more specific disclosure related to dividend restrictions.

Restrictions on Cash: Cash on hand or on deposit with Fifth Third Bank and the Federal Reserve Bank of $8,312 and $11,281 was required to meet regulatory reserve and clearing requirements at year end 2007 and 2006. These balances do not earn interest.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note O. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies (continued)

Industry Segment Information: While management monitors the revenue streams of the various products and services, the identifiable segments are not material, and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

Reclassifications: The consolidated financial statements for 2006 and 2005 have been reclassified to conform with the presentation for 2007. These reclassifications had no effect on the net results of operations.

Note B - Securities

Securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale				
December 31, 2007				
U.S. Government sponsored entity securities	$ 39,002	$ 462	$ (17)	$ 39,447
Mortgage-backed securities	39,235	37	(656)	38,616
Total securities	$ 78,237	$ 499	$ (673)	$ 78,063
December 31, 2006				
U.S. Government sponsored entity securities	$ 25,495	$ 3	$ (315)	$ 25,183
Mortgage-backed securities	46,260	13	(1,189)	45,084
Total securities	$ 71,755	$ 16	$ (1,504)	$ 70,267

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Held-to-Maturity				
December 31, 2007				
Obligations of states and political subdivisions	$ 15,933	$ 236	$ (451)	$ 15,718
Mortgage-backed securities	48	—	(2)	46
Total securities	$ 15,981	$ 236	$ (453)	$ 15,764
December 31, 2006				
Obligations of states and political subdivisions	$ 13,293	$ 279	$ (41)	$ 13,531
Mortgage-backed securities	57	—	(2)	55
Total securities	$ 13,350	$ 279	$ (43)	$ 13,586

At year-end 2007 and 2006, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Securities with a carrying value of approximately $78,843 at December 31, 2007 and $71,544 at December 31, 2006 were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

Note B - Securities (continued)

The amortized cost and estimated fair value of debt securities at December 31, 2007, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay the debt obligations prior to their contractual maturities.

	Available-for-Sale		Held-to-Maturity	
Debt Securities:	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 8,990	$ 8,981	$ 811	$ 815
Due in one to five years	27,509	27,916	5,953	6,079
Due in five to ten years	2,503	2,550	3,061	3,140
Due after ten years	—	—	6,108	5,684
Mortgage-backed securities	39,235	38,616	48	46
Total debt securities	$ 78,237	$ 78,063	$ 15,981	$ 15,764

There were no sales of debt or equity securities during 2007, 2006 and 2005.

Securities with unrealized losses not recognized in income are as follows:

December 31, 2007	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government sponsored entity securities	$ 1,983	$ (17)	—	—	$ 1,983	$ (17)
Mortgage-backed securities	663	(4)	$ 32,938	$ (654)	33,601	(658)
Obligations of states and political subdivisions	—	—	5,443	(451)	5,443	(451)
	$ 2,646	$ (21)	$ 38,381	$ (1,105)	$ 41,027	$ (1,126)

December 31, 2006	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government sponsored entity securities	$ 8,966	$ (32)	$ 15,214	$ (283)	$ 24,180	$ (315)
Mortgage-backed securities	—	—	41,027	(1,191)	41,027	(1,191)
Obligations of states and political subdivisions	—	—	1,883	(41)	1,883	(41)
	$ 8,966	$ (32)	$ 58,124	$ (1,515)	$ 67,090	$ (1,547)

Unrealized losses on the Company's debt securities have not been recognized into income because the issuers' securities are of high credit quality, management has the intent and ability to hold them for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the bonds approach their maturity date or reset date. Management does not believe any individual unrealized loss at December 31, 2007 represents an other-than-temporary impairment.

Note C - Loans

Loans are comprised of the following at December 31:

	2007	2006
Residential real estate	$ 250,483	$ 238,549
Commercial real estate	196,523	193,359
Commercial and industrial	55,090	47,389
Consumer	127,832	139,961
All other	7,175	5,906
Total loans	$ 637,103	$ 625,164

Note D - Allowance for Loan Losses

Following is an analysis of changes in the allowance for loan losses for the years ended December 31:

	2007	2006	2005
Balance, beginning of year	$ 9,412	$ 7,133	$ 7,177
Loans charged off:			
Commercial[1]	4,002	3,079	1,295
Residential real estate	422	432	349
Consumer	1,617	2,120	2,263
Total loans charged off	6,041	5,631	3,907
Recoveries of loans:			
Commercial[1]	248	946	912
Residential real estate	166	204	336
Consumer	700	1,097	818
Total recoveries of loans	1,114	2,247	2,066
Net loan charge-offs	(4,927)	(3,384)	(1,841)
Provision charged to operations	2,252	5,663	1,797
Balance, end of year	$ 6,737	$ 9,412	$ 7,133

Information regarding impaired loans is as follows:

	2007	2006
Balance of impaired loans	$ 6,871	$ 17,402
Less portion for which no specific allowance is allocated	2,568	2,959
Portion of impaired loan balance for which an allowance for credit losses is allocated	$ 4,303	$ 14,443
Portion of allowance for loan losses allocated to the impaired loan balance	$ 1,312	$ 4,962
Average investment in impaired loans for the year	$ 6,918	$ 18,774
Past due 90 days or more and still accruing	$ 927	$ 1,375
Nonaccrual	$ 2,734	$ 12,017

Interest recognized on impaired loans was $401, $939 and $495 for years ending 2007, 2006 and 2005, respectively. Accrual basis income was not materially different from cash basis income for the periods presented.

[1] Includes commercial and industrial and commercial real estate loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note E - Premises and Equipment

Following is a summary of premises and equipment at December 31:

	2007	2006
Land	$ 1,565	$ 1,364
Buildings	9,953	9,908
Leasehold improvements	2,771	2,452
Furniture and equipment	11,511	11,043
	25,800	24,767
Less accumulated depreciation	15,929	14,955
Total premises and equipment	$ 9,871	$ 9,812

The following is a summary of the future minimum lease payments for facilities leased by the Company. Lease payments were $405 in 2007 and $386 in 2006.

2008	$ 385
2009	283
2010	156
2011	132
2012	121
Thereafter	121
	$ 1,198

Note F - Deposits

Following is a summary of interest-bearing deposits at December 31:

	2007	2006
NOW accounts	$ 65,618	$ 78,484
Savings and Money Market	103,712	91,660
Time:		
IRA accounts	44,050	38,731
Certificates of Deposit:		
In denominations under $100,000	170,565	174,129
In denominations of $100,000 or more	126,492	132,822
Total time deposits	341,107	345,682
Total interest-bearing deposits	$ 510,437	$ 515,826

Following is a summary of total time deposits by remaining maturity at December 31:

	2007
Within one year	$ 283,856
From one to two years	37,653
From two to three years	10,077
From three to four years	5,774
From four to five years	1,955
Thereafter	1,792
Total	$ 341,107

Brokered deposits, included in time deposits, were $21,820 and $26,935 at December 31, 2007 and 2006, respectively.

Note G - Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are financing arrangements that have overnight maturity terms. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows at December 31:

	2007	2006
Balance outstanding at period-end	$ 40,390	$ 22,556
Weighted average interest rate at period-end	2.91%	4.20%
Average amount outstanding during year	$ 27,433	$ 22,692
Approximate weighted average interest rate during the year	3.83%	3.94%
Maximum amount outstanding as of any month-end	$ 40,390	$ 28,312
Securities underlying these agreements at year-end were as follows:		
Carrying value of securities	$ 49,290	$ 40,258
Fair value	$ 48,829	$ 39,163

The Company sold securities under agreements to repurchase with overnight maturity terms totaling $12,379 at December 31, 2007 and $5,723 at December 31, 2006 with one large commercial account.

Note H - Other Borrowed Funds

Other borrowed funds at December 31, 2007 and 2006 are comprised of advances from the Federal Home Loan Bank ("FHLB") of Cincinnati, promissory notes and Federal Reserve Bank ("FRB") Notes.

	FHLB Borrowings	Promissory Notes	FRB Notes	Totals
2007	$ 55,779	$ 5,723	$ 5,500	$ 67,002
2006	$ 55,690	$ 5,393	$ 2,463	$ 63,546

Pursuant to collateral agreements with the FHLB, advances are secured by $223,994 in qualifying mortgage loans and $6,036 in FHLB stock at December 31, 2007. Fixed rate FHLB advances of $51,179 mature through 2033 and have interest rates ranging from 2.13% to 6.62%. In addition, variable rate FHLB borrowings of $4,600 matured in 2007 and carried an interest rate of 4.28%.

At December 31, 2007, the Company had a cash management line of credit enabling it to borrow up to $60,000 from the FHLB. All cash management advances have an original maturity of 90 days. The line of credit must be renewed on an annual basis. There was $55,400 available on this line of credit at December 31, 2007.

Based on the Company's current FHLB stock ownership, total assets and pledgeable residential first mortgage loans, the Company had the ability to obtain borrowings from the FHLB up to a maximum of $165,921 at December 31, 2007.

Promissory notes, issued primarily by Ohio Valley, have fixed rates of 4.30% to 6.25% and are due at various dates through a final maturity date of September 30, 2008. A total of $3,768 represented promissory notes payable by Ohio Valley to related parties. See Note L for further discussion of related party transactions.

FRB notes consist of the collection of tax payments from Bank customers under the Treasury Tax and Loan program. These funds have a variable interest rate and are callable on demand by the U.S. Treasury. The interest rate for the Company's FRB notes was 4.00% at December 31, 2007 and 5.04% at December 31, 2006. Various investment securities from the Bank used to collateralize FRB notes totaled $5,945 at December 31, 2007 and $6,070 at December 31, 2006.

Letters of credit issued on the Bank's behalf by the FHLB to collateralize certain public unit deposits as required by law totaled $34,950 at December 31, 2007 and $41,950 at December 31, 2006.

Note H - Other Borrowed Funds (continued)

Scheduled principal payments over the next five years:

	FHLB Borrowings	Promissory Notes	FRB Notes	Totals
Year Ended 2008	$ 20,614	$ 5,723	$ 5,500	$ 31,837
Year Ended 2009	16,006	—	—	16,006
Year Ended 2010	19,006	—	—	19,006
Year Ended 2011	6	—	—	6
Year Ended 2012	6	—	—	6
Thereafter	141	—	—	141
	$ 55,779	$ 5,723	$ 5,500	$ 67,002

Note I - Subordinated Debentures and Trust Preferred Securities

On September 7, 2000, a trust formed by Ohio Valley issued $5,000 of 10.6% fixed rate trust preferred securities as part of a pooled offering of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. The Company may redeem all or a portion of these subordinated debentures beginning September 7, 2010 at a premium of 105.30% with the call price declining .53% per year until reaching a call price of par at year twenty through maturity. The subordinated debentures must be redeemed no later than September 7, 2030. Debt issuance costs of $166 were incurred and capitalized and will amortize as a yield adjustment through expected maturity.

On March 22, 2007, a trust formed by Ohio Valley issued $8,500 of adjustable-rate trust preferred securities as part of a pooled offering of such securities. The rate on these trust preferred securities will be fixed at 6.58% for five years, and then convert to a floating-rate term on March 15, 2012, based on a rate equal to the 3-month LIBOR plus 1.68%. There were no debt issuance costs incurred with these trust preferred securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering. The subordinated debentures must be redeemed no later than June 15, 2037.

On March 26, 2007, the proceeds from these new trust preferred securities were used to pay off $8,500 in higher cost trust preferred security debt that was issued on March 26, 2002. This repayment of $8,500 in trust preferred securities was the result of an early call feature that allowed the Company to redeem the entire amount of these subordinated debentures at par value. These higher cost subordinated debentures, which were floating based on a rate equal to the 3-month LIBOR plus 3.60%, not to exceed 11.00%, were redeemed at a floating rate of 8.97%. The replacement of this higher cost debt was a strategy by management to lower interest rate pressures and improve net interest margin.

Under the provisions of the related indenture agreements, the interest payable on the trust preferred securities is deferrable for up to five years and any such deferral is not considered a default. During any period of deferral, the Company would be precluded from declaring or paying dividends to shareholders or repurchasing any of the Company's common stock. Under FASB Interpretation No. 46, as revised, the trusts are not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust. Since the Company's equity interest in the trusts cannot be received until the subordinated debentures are repaid, these amounts have been netted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note J - Income Taxes

The provision for income taxes consists of the following components:

	2007	2006	2005
Current tax expense	$ 1,723	$ 2,964	$ 3,576
Deferred tax (benefit) expense	908	(903)	(293)
Total income taxes	$ 2,631	$ 2,061	$ 3,283

The source of gross deferred tax assets and gross deferred tax liabilities at December 31:

	2007	2006
Items giving rise to deferred tax assets:		
Allowance for loan losses	$ 2,343	$ 3,275
Deferred compensation	1,278	1,206
Unrealized loss on securities available-for-sale	59	506
Deferred loan fees/costs	293	280
Depreciation	150	86
Other	252	330
Items giving rise to deferred tax liabilities:		
Investment accretion	(3)	(2)
FHLB stock dividends	(995)	(995)
Prepaid expenses	(130)	(120)
Intangibles	(196)	(160)
Other	(65)	(65)
Net deferred tax asset	$ 2,986	$ 4,341

The difference between the financial statement tax provision and amounts computed by applying the statutory federal income tax rate of 34% to income before taxes is as follows:

	2007	2006	2005
Statutory tax	$ 3,036	$ 2,536	$ 3,502
Effect of nontaxable interest	(282)	(211)	(161)
Nondeductible interest expense	47	33	19
Income from bank owned insurance	(210)	(264)	(158)
Effect of state income tax	114	119	111
Other items	(74)	(152)	(30)
Total income taxes	$ 2,631	$ 2,061	$ 3,283

The adoption of FIN 48 at January 1, 2007 had no impact on the Company's financial statements. At January 1, 2007 and December 31, 2007, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company is subject to U.S. federal income tax as well as West Virginia state income tax. The Company is no longer subject to federal examination for years prior to 2004. The Company's 2003-2005 West Virginia state income tax returns were examined by taxing authority and no additional liability was assessed. The tax years 2004-2006 remain open to federal examination, and the 2006 tax year remains open to state examination.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note K - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and financial guarantees written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments recorded on the balance sheet.

Following is a summary of such commitments at December 31:

	2007	2006
Fixed rate	$ 2,127	$ 1,491
Variable rate	65,391	57,009
Standby letters of credit	14,607	15,002

The interest rate on fixed rate commitments ranged from 6.25% to 10.50% at December 31, 2007.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

The Bank is required to maintain average reserve balances with the Federal Reserve Bank or cash in the vault. The amount of those reserve balances was $7,066 and $7,039 for the years ended December 31, 2007 and 2006, respectively.

Note L - Related Party Transactions

Certain directors, executive officers and companies with which they are affiliated were loan customers during 2007. A summary of activity on these borrower relationships with aggregate debt greater than $120 is as follows:

Total loans at January 1, 2007	$ 12,770
New loans	707
Repayments	(1,816)
Other changes	148
Total loans at December 31, 2007	$ 11,809

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period, such as changes in persons included. In addition, certain directors, executive officers and companies with which they are affiliated were recipients of interest-bearing promissory notes issued by Ohio Valley in the amount of $3,768 at December 31, 2007 and $3,268 at December 31, 2006.

Note M - Employee Benefits

The Bank has a profit-sharing plan for the benefit of its employees and their beneficiaries. Contributions to the plan are determined by the Board of Directors of Ohio Valley. Contributions charged to expense were $172, $171 and $172, for 2007, 2006 and 2005.

Ohio Valley maintains an Employee Stock Ownership Plan (ESOP) covering substantially all employees of the Company. Ohio Valley makes discretionary contributions to the ESOP which are allocated to ESOP participants based on relative compensation. The total number of shares held by the ESOP, all of which have been allocated to participant accounts, were 225,148 and 227,710 at December 31, 2007 and 2006. In addition, the Bank made contributions to its ESOP Trust as follows:

	Years ended December 31		
	2007	2006	2005
Number of shares issued	1,000	8,500	9,500
Value of stock contributed	$ 26	$ 222	$ 240
Cash contributed	318	121	102
Total charged to expense	$ 344	$ 343	$ 342

Life insurance contracts with a cash surrender value of $16,339 have been purchased by the Company, the owner of the policies. The purpose of these contracts was to replace a current group life insurance program for executive officers, implement a deferred compensation plan for directors and executive officers, implement a director retirement plan and implement a supplemental retirement plan for certain officers. Under the deferred compensation plan, Ohio Valley pays each participant the amount of fees deferred plus interest over the participant's desired term, upon termination of service. Under the director retirement plan, participants are eligible to receive ongoing compensation payments upon retirement subject to length of service. The supplemental retirement plan provides payments to select executive officers upon retirement based upon a compensation formula determined by Ohio Valley's Board of Directors. The present value of payments expected to be provided are accrued during the service period of the covered individuals. Expenses related to the plans for each of the last three years amounted to $294, $262, and $340.

Note N - Other Comprehensive Income

Other comprehensive income components and related taxes for the years ended December 31, are as follows:

	2007	2006	2005
Net unrealized holding gains (losses) on available-for-sale securities	$ 1,313	$ 379	$ (1,534)
Tax effect	(447)	(129)	522
Other comprehensive income (loss)	$ 866	$ 250	$ (1,012)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note O - Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Interest-bearing Deposits in Other Banks: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Federal Home Loan Bank Stock: It is not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Loans: The fair value of fixed rate loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair market value of loan commitments and standby letters of credits was not material at December 31, 2007 or 2006. The fair value for variable rate loans is estimated to be equal to carrying value.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: For other borrowed funds and subordinated debentures, rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value. For securities sold under agreements to repurchase, carrying value is a reasonable estimate of fair value.

Accrued Interest Receivable and Payable: For accrued interest receivable and payable, the carrying amount is a reasonable estimate of fair value.

In addition, other assets and liabilities that are not defined as financial instruments were not included in the disclosures below, such as premises and equipment and life insurance contracts.

The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 16,894	$ 16,894	$ 20,765	$ 20,765
Interest-bearing deposits in other banks	633	633	508	508
Securities	94,044	93,827	83,617	83,853
Federal Home Loan Bank Stock	6,036	—	6,036	—
Loans	630,366	639,273	615,752	621,362
Accrued interest receivable	3,254	3,254	3,234	3,234
Financial liabilities:				
Deposits	(589,026)	(588,045)	(593,786)	(591,809)
Securities sold under agreements to repurchase	(40,390)	(40,390)	(22,556)	(22,556)
Other borrowed funds	(67,002)	(68,124)	(63,546)	(63,302)
Subordinated debentures	(13,500)	(14,121)	(13,500)	(14,070)
Accrued interest payable	(6,742)	(6,742)	(6,176)	(6,176)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note P - Regulatory Matters

The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year-end, consolidated actual capital levels and minimum required levels for the Company and the Bank were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total capital (to risk weighted assets)						
Consolidated	$ 80,578	13.1%	$ 49,037	8.0%	$ 61,296	N/A
Bank	75,119	12.4	48,364	8.0	60,455	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	73,841	12.0	24,518	4.0	36,777	N/A
Bank	68,682	11.4	24,182	4.0	36,273	6.0
Tier 1 capital (to average assets)						
Consolidated	73,841	9.5	31,081	4.0	38,851	N/A
Bank	68,682	9.0	30,656	4.0	38,320	5.0
2006						
Total capital (to risk weighted assets)						
Consolidated	$ 81,057	13.4%	$ 48,358	8.0%	$ 60,447	N/A
Bank	76,275	12.8	47,743	8.0	59,679	10.0%
Tier 1 capital (to risk weighted assets)						
Consolidated	73,478	12.2	24,179	4.0	36,268	N/A
Bank	67,163	11.3	23,871	4.0	35,807	6.0
Tier 1 capital (to average assets)						
Consolidated	73,478	9.6	30,695	4.0	38,369	N/A
Bank	67,163	8.9	30,318	4.0	37,897	5.0

At year-end 2007 and 2006, the most recent regulatory notifications categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. No conditions or events have occurred since that notification that management believes have changed the status of the Company or the Bank as well capitalized.

Dividends paid by the subsidiaries are the primary source of funds available to Ohio Valley for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the subsidiaries to Ohio Valley is subject to restrictions by regulatory authorities. These restrictions generally limit dividends to the current and prior two years retained earnings. At January 1, 2008, approximately $1,556 of the subsidiaries' retained earnings were available for dividends under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below minimum regulatory guidelines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note Q - Parent Company Only Condensed Financial Information

Below is condensed financial information of Ohio Valley. In this information, Ohio Valley's investment in its subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements of the Company.

CONDENSED STATEMENTS OF CONDITION

	Years ended December 31:	
Assets	2007	2006
Cash and cash equivalents	$ 1,055	$ 2,980
Investment in subsidiaries	73,926	70,875
Notes receivable - subsidiaries	5,658	5,338
Other assets	428	389
Total assets	$ 81,067	$ 79,582
Liabilities		
Notes payable	$ 5,723	$ 5,394
Subordinated debentures	13,500	13,500
Other liabilities	333	406
Total liabilities	19,556	19,300
Shareholders' Equity		
Total shareholders' equity	61,511	60,282
Total liabilities and shareholders' equity	$ 81,067	$ 79,582

CONDENSED STATEMENTS OF INCOME

	Years ended December 31:		
Income:	2007	2006	2005
Interest on notes	$ 311	$ 261	$ 243
Other operating income	35	68	88
Dividends from Bank	5,000	5,000	5,700
Expenses:			
Interest on notes	314	264	250
Interest on subordinated debentures	1,143	1,279	1,125
Operating expenses	227	279	268
Income before income taxes and equity in undistributed earnings of subsidiaries	3,662	3,507	4,388
Income tax benefit	450	590	441
Equity in undistributed earnings of subsidiaries	2,185	1,301	2,188
Net Income	$ 6,297	$ 5,398	$ 7,017

Note Q - Parent Company Only Condensed Financial Information (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31:		
Cash flows from operating activities:	2007	2006	2005
Net Income	$ 6,297	$ 5,398	$ 7,017
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(2,185)	(1,301)	(2,188)
Change in other assets	(39)	4	181
Change in other liabilities	(73)	(13)	(96)
Net cash provided by operating activities	4,000	4,088	4,914
Cash flows from investing activities:			
Change in other short-term investments	(320)	(420)	300
Net cash provided by (used in) investing activities	(320)	(420)	300
Cash flows from financing activities:			
Change in other short-term borrowings	329	280	(242)
Proceeds from subordinated debentures	8,500	—	—
Repayment of subordinated debentures	(8,500)	—	—
Cash dividends paid	(2,938)	(2,837)	(2,705)
Cash paid in lieu of fractional shares in stock split	—	—	(12)
Proceeds from issuance of common shares	398	—	365
Purchases of treasury shares	(3,394)	(1,800)	(961)
Net cash used in financing activities	(5,605)	(4,357)	(3,555)
Cash and cash equivalents:			
Change in cash and cash equivalents	(1,925)	(689)	1,659
Cash and cash equivalents at beginning of year	2,980	3,669	2,010
Cash and cash equivalents at end of year	$ 1,055	$ 2,980	$ 3,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note R - Consolidated Quarterly Financial Information (unaudited)

	Quarters Ended			
2007	Mar. 31	Jun. 30	Sept. 30	Dec. 31
Total interest income	$ 13,502	$ 13,720	$ 13,784	$ 13,941
Total interest expense	6,431	6,554	6,779	6,656
Net interest income	7,071	7,166	7,005	7,285
Provision for loan losses	386	616	332	918
Net income	1,775	1,686	1,833	1,003
Earnings per share	$ .42	$ .41	$ .45	$ .24
2006				
Total interest income	$ 12,640	$ 13,034	$ 13,407	$ 13,340
Total interest expense	5,287	5,810	6,299	6,535
Net interest income	7,353	7,224	7,108	6,805
Provision for loan losses[1]	666	791	474	3,731
Net income	1,739	1,826	1,817	16
Earnings per share	$ .41	$ .43	$ .43	$ —
2005				
Total interest income	$ 10,952	$ 11,115	$ 11,773	$ 12,231
Total interest expense	4,115	4,321	4,678	5,023
Net interest income	6,837	6,794	7,095	7,208
Provision for loan losses	317	330	501	649
Net income	1,570	1,732	1,736	1,979
Earnings per share	$ .37	$ .40	$ .41	$ .46

[1] During the fourth quarter of 2006, the Bank increased the allowance for loan losses to account for increases in its nonaccrual loan balances and historical loan loss factors resulting in a provision expense charge of $3,731.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

Board of Directors and Shareholders
Ohio Valley Banc Corp.

We have audited the accompanying consolidated statements of condition of Ohio Valley Banc Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Ohio Valley Banc Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio Valley Banc Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ohio Valley Banc Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
March 14, 2008

Report of Independent Registered Public Accounting Firm - Internal Control

Board of Directors and Shareholders
Ohio Valley Banc Corp.

We have audited Ohio Valley Banc Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ohio Valley Banc Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ohio Valley Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of Ohio Valley Banc Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion on those consolidated financial statements.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
March 14, 2008

Management's Report on Internal Control Over Financial Reporting

Board of Directors and Shareholders
Ohio Valley Banc Corp.

The management of Ohio Valley Banc Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the consolidated financial statements is evaluated for effectiveness by management. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed Ohio Valley Banc Corp.'s system of internal control over financial reporting as of December 31, 2007, in relation to criteria for effective internal control over financial reporting as described in "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2007, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control Integrated Framework".

Crowe Chizek and Company LLC, independent registered public accounting firm, has issued an audit report dated March 14, 2008 on the Company's internal control over financial reporting. That report is contained in Ohio Valley's Annual Report to Shareholders under the heading "Report of Independent Registered Public Accounting Firm - Internal Control".

Ohio Valley Banc Corp.

Jeffery E. Smith
President, CEO

Scott W. Shockey
Vice President, CFO

SUMMARY OF COMMON STOCK DATA

OHIO VALLEY BANC CORP.
Years ended December 31, 2007 and 2006

INFORMATION AS TO STOCK PRICES AND DIVIDENDS: On February 9, 1996, Ohio Valley's common shares began to be quoted on The NASDAQ Stock Market under the symbol "OVBC". The following table summarizes the high and low sales prices for Ohio Valley's common shares on the NASDAQ Global Market for each quarterly period since January 1, 2006.

2007	High	Low
First Quarter	$26.50	$24.86
Second Quarter	25.70	24.15
Third Quarter	25.73	25.00
Fourth Quarter	25.95	24.60

2006	High	Low
First Quarter	$25.50	$25.00
Second Quarter	25.45	25.15
Third Quarter	26.00	25.15
Fourth Quarter	25.77	25.15

Shown below is a table which reflects the dividends declared per share on Ohio Valley's common shares. As of March 13, 2008, the number of holders of record of common shares was 2,136, an increase from 2,120 shareholders at December 31, 2006.

Dividends per share	2007	2006
First Quarter	$.17	$.16
Second Quarter	.18	.17
Third Quarter	.18	.17
Fourth Quarter	.18	.17

PERFORMANCE GRAPH

OHIO VALLEY BANC CORP.

Year ended December 31, 2007

The following graph sets forth a comparison of five-year cumulative total returns among the Company's common shares (indicated "Ohio Valley Banc Corp." on the Performance Graph), the S & P 500 Index (indicated "S & P 500" on the Performance Graph), and SNL Securities SNL $500 Million-$1 Billion Bank Asset-Size Index (indicated "SNL" on the Performance Graph) for the fiscal years indicated. Information reflected on the graph assumes an investment of $100 on December 31, 2002 in each of the common shares of the Company, the S & P 500 Index, and the SNL Index. Cumulative total return assumes reinvestment of dividends. The SNL Index represents stock performance of one hundred four (104) of the nation's banks located throughout the United States with total assets between $500 Million and $1 Billion as selected by SNL Securities of Charlottesville, Virginia. The Company is included as one of the 104 banks in the SNL Index.



Total Return Performance
Ohio Valley Banc Corp.
SNL $500M-$1B Bank Index
S&P 500
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007

Period Ending

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Ohio Valley Banc Corp.	100.00	133.61	169.13	166.56	171.35	175.66
SNL $500M-$1B Bank Index	100.00	144.19	163.41	170.41	193.81	155.31
S&P 500	100.00	128.69	142.69	149.69	173.34	182.85

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The purpose of this discussion is to provide an analysis of the Company's financial condition and results of operations which is not otherwise apparent from the audited consolidated financial statements included in this report. The accompanying consolidated financial information has been prepared by management in conformity with U.S. generally accepted accounting principles ("US GAAP") and is consistent with that reported in the consolidated statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following tables and related discussion. All dollars are reported in thousands, except share and per share data.

RESULTS OF OPERATIONS:

SUMMARY

Ohio Valley Banc Corp. generated net income of $6,297 for 2007, an increase of 16.7% from 2006. Net income was down 23.1% in 2006. Earnings per share was $1.52 for 2007, an increase of 19.7% from 2006. Earnings per share was down 22.6% in 2006. The increase in net income and earnings per share for 2007 was primarily due to a $3,410 decrease in provision for loan loss expense in 2007 as a result of lower nonperforming loans and charge-offs from year-end 2006. The lower provision expense for 2007 can be attributed mostly to the specific allocations made to the allowance for loan losses in the fourth quarter of 2006 that resulted in $3,731 in provision expense, which contributed to the decrease in 2006's net income and earnings per share.

Asset growth for 2007 was $19,057, or 2.5%, resulting in total assets at year-end of $783,418. The Company's return on assets (ROA) was .82% for 2007 compared to .71% in 2006 and .97% in 2005. Return on equity (ROE) was 10.40% for 2007 compared to 9.00% in 2006 and 12.18% in 2005. The changes in both ROA and ROE for 2007 and 2006 were largely the result of the significant changes in provision expense during both years causing lower earnings in 2006 and higher earnings in 2007.

NET INTEREST INCOME

The most significant portion of the Company's revenue, net interest income, results from properly managing the spread between interest income on earning assets and interest expense incurred on interest-bearing liabilities. The Company earns interest and dividend income from loans, investment securities and short-term investments while incurring interest expense on interest-bearing deposits, securities sold under agreements to repurchase ("repurchase agreements") and short and long-term borrowings. Net interest income is affected by changes in both the average volume and mix of the balance sheet and the level of interest rates for financial instruments. Changes in net interest income are measured by net interest margin and net interest spread. Net interest margin is expressed as net interest income divided by average interest-earning assets. Net interest spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Both of these are reported on a tax equivalent basis. Net interest margin is greater than net interest spread due to the interest earned on interest-earning assets funded from noninterest bearing funding sources, primarily demand deposits and shareholders' equity. Following is a discussion of changes in interest-earning assets, interest-bearing liabilities and the associated impact on interest income and interest expense for the three years ending December 31, 2007. Tables I and II have been prepared to summarize the significant changes outlined in this analysis.

Net interest income on a fully tax equivalent basis (FTE) increased $121 in 2007, an increase of 0.4% compared to the $28,770 earned in 2006. The increase was primarily attributable to a higher level of interest-earning assets, mostly from growth in securities and loans, partially offset by a lower net interest margin (caused by a higher average balance of loans on nonaccrual status and an increased pressure in funding costs due to the lagging effect of short-term rate increases experienced during the first half of 2006). Net interest income on a fully tax equivalent basis (FTE) increased $620 in 2006, an increase of 2.2% compared to the $28,150 earned in 2005. The increase was primarily attributable to a higher level of interest-earning assets (primarily from growth in loans) partially offset by a lower net interest margin (primarily from continued short-term rate increases during the first half of 2006 causing average costs on interest-bearing funding sources to grow at a faster pace than average yields on interest-earning assets).

For 2007, average earning assets grew $8,253, or 1.2%, as compared to growth of $32,100, or 4.7%, in 2006. Driving this continued growth in earning assets was an increase in average securities balances. Average securities, both taxable and tax-exempt, expanded $5,575, or 6.5%, for 2007 and finished with a total percentage of securities to earning assets of 12.6%. This compares to average securities growth of $2,147, or 2.6%, with securities representing 11.9% of earning assets for 2006. The growth in average securities was largely comprised of U.S. government sponsored entity securities. Average loans represent the next highest portion of earning asset growth, increasing $2,473, or 0.4%, for 2007 and finished with a total percentage of loans to earning assets of 86.7%. This compares to average loan growth of $27,073, or 4.5%, with loans representing 87.4% of earning assets for 2006. The continued growth in average loans was largely comprised of commercial loan participations as well as real estate mortgages. Management continues to focus on generating loan growth as this portion of earning assets provides the greatest return to the Company. Although loans comprise a larger percentage of earning assets, management is comfortable with the current level of loans based on collateral values, the balance of the allowance for loan losses and the Company's well-capitalized status. Management maintains securities at a dollar level adequate enough to provide ample liquidity and cover pledging requirements.

Average interest-bearing liabilities increased 0.7%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

CONSOLIDATED AVERAGE BALANCE SHEET & ANALYSIS OF NET INTEREST INCOME

Table I
(dollars in thousands)

	December 31								
	2007			2006			2005		
	Average Balance	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
Assets									
Interest-earning assets:									
Interest-bearing balances with banks	$ 549	$ 23	4.22%	$ 579	$ 23	4.06%	$ 636	$ 15	2.33%
Federal funds sold	4,428	221	5.00	4,193	220	5.24	1,256	39	3.14
Securities:									
Taxable	76,748	3,477	4.53	73,160	3,189	4.36	71,602	2,921	4.08
Tax exempt	14,427	797	5.52	12,440	688	5.53	11,851	691	5.83
Loans	628,891	50,793	8.08	626,418	48,581	7.76	599,345	42,621	7.11
Total interest-earning assets	725,043	55,311	7.63%	716,790	52,701	7.35%	684,690	46,287	6.76%
Noninterest-earning assets:									
Cash and due from banks	14,137			15,306			15,420		
Other nonearning assets	38,094			36,655			33,687		
Allowance for loan losses	(7,720)			(7,819)			(7,308)		
Total noninterest-earning assets	44,511			44,142			41,799		
Total assets	$ 769,554			$ 760,932			$ 726,489		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
NOW accounts	$ 78,636	1,924	2.45%	$ 93,137	2,343	2.52%	$ 110,626	2,252	2.04%
Savings and Money Market	97,240	2,705	2.78	78,241	1,895	2.42	50,363	503	1.00
Time deposits	341,686	16,686	4.88	338,593	14,356	4.24	311,268	10,218	3.28
Repurchase agreements	27,433	1,051	3.83	22,692	895	3.94	24,694	641	2.60
Other borrowed money	74,196	4,054	5.46	81,975	4,442	5.42	92,520	4,523	4.89
Total int.-bearing liabilities	619,191	26,420	4.27%	614,638	23,931	3.89%	589,471	18,137	3.08%
Noninterest-bearing liabilities:									
Demand deposit accounts	78,048			75,330			70,473		
Other liabilities	11,766			10,994			8,925		
Total noninterest-bearing liabilities	89,814			86,324			79,398		
Shareholders' equity	60,549			59,970			57,620		
Total liabilities and shareholders' equity	$ 769,554			$ 760,932			$ 726,489		
Net interest earnings		$ 28,891			$ 28,770			$ 28,150	
Net interest earnings as a percent of interest-earning assets			3.99%			4.02%			4.11%
Net interest rate spread			3.36%			3.46%			3.68%
Average interest-bearing liabilities to average earning assets			85.40%			85.75%			86.09%

Fully taxable equivalent yields are calculated assuming a 34% tax rate, net of nondeductible interest expense. Average balances are computed on an average daily basis. The average balance for available-for-sale securities includes the market value adjustment. However, the calculated yield is based on the securities' amortized cost. Average loan balances include nonaccruing loans. Loan income includes cash received on nonaccruing loans.

between 2006 and 2007 and increased 4.3% between 2005 and 2006. Interest-bearing liabilities in 2007 were comprised primarily of time deposits and NOW accounts, which together represented 67.9% of total interest-bearing liabilities, down from 70.2% in 2006 and 71.6% in 2005. Other borrowed money represented 12.0% of total interest-bearing liabilities in 2007, down from 13.3% of interest-bearing liabilities in 2006 and 15.7% in 2005. The reason for this composition decrease was from growth in the Company's savings and money market accounts, primarily its Market Watch product, which together represented a higher composition of total interest-bearing liabilities at 15.7% in 2007 as compared to 12.7% in 2006 and 8.5% in 2005. Introduced in 2005, the Market Watch product offers customers tiered rates that are competitive with other offerings in the Company's market areas. The increased demand for the Market Watch product generated a significant amount of funding dollars which have helped to support earning asset growth and also repayment of other borrowed money. This continued shift in composition during 2007 with higher savings and money market balances and lower borrowings served as a cost effective contribution to the net interest margin and also helped to partially offset the steady growth in average costs associated with time deposits. The average cost of savings and money market accounts in 2007 was 2.78%, as compared to the much higher average cost of other borrowed money at 5.46%. The average cost of time deposits grew from 4.24% in 2006 to 4.88% in 2007.

The net interest margin decreased .03% to 3.99% in 2007 from 4.02% in 2006. This is compared to a .09% decrease in the net interest margin in 2006. During 2007, there was an increase of .07% in interest free funds (i.e. demand deposits, shareholders' equity) from .56% in 2006 to .63% in 2007. However, this impact from interest free funds was completely offset by a decrease in the net interest rate spread on interest sensitive assets and liabilities of .10%, with higher asset yields of .28% being completely offset by higher funding costs of .38%. Contributing to the increase in yield on earning assets was an increase in the return on average loans of .32% from 2006.

The favorable increase in loan yields can be attributed to the rise in short-term rates from prior periods as set by the Federal Reserve, which did not begin to decrease again until September 2007. Between June 2004 and June 2006, the Federal Reserve increased the target federal funds rate 425 basis points, causing a similar increase in short-term market interest rates. The Company's commercial, participation and real estate loan portfolios have been most sensitive to the increases in short-term interest rates. Particularly, the Company continues to experience a customer demand shift from its one-year adjustable-rate mortgages, with average balances down $20,177 in 2007, to its thirty-year fixed-rate real estate mortgages, with average balances up $22,721 in 2007. This is due to the continuation of lower, more affordable, mortgage rates that have not responded as much to the rise in short-term interest rates of 2004, 2005 and part of 2006. As long-term interest rates continue to remain relatively stable from a year ago, consumers continue to pay off and refinance their one-year adjustable-rate mortgages, which yielded 6.07% during the previous year in 2006. The Company's thirty-year fixed-rate real estate mortgages yielded 7.21% in 2007.

While the Federal Reserve's actions to increase interest rates over the past few years has been effective in allowing asset yields to grow, interest rate pressures have been felt by an increase in the Company's total interest expense, which increased 10.4% from 2006, as a result of higher funding costs, competitive factors to retain deposits, and larger average earning asset balances which required additional funding. In a changing interest rate environment, rates on loans reprice more rapidly than interest rates paid on deposits. In 2005 and the first half of 2006, net interest margins were exceeding previous periods in relation to the actions by the Federal Reserve to increase market rates of interest. As a result, interest rates on deposits have increased, as a lagging impact of earlier Federal Reserve action, increasing funding costs and decreasing the net interest margin. Increases in funding costs came mostly from the Bank's time deposit accounts, which have been most responsive to this lagging effect from previous market rate decreases. The year-to-date weighted average cost of the Bank's time deposits grew 64 basis points from 4.24% at year-end 2006 to 4.88% at year-end 2007. The change in interest expense was further impacted by the Company's growth in average money market accounts largely due to its Market Watch product with tiered market rates. As a result, the year-to-date weighted average cost of the Bank's savings and money market deposits grew 36 basis points from 2.42% at year-end 2006 to 2.78% at year-end 2007.

In summary, the .07% increase in the contribution of interest free funding sources that was completely offset by the .10% decrease in the net interest rate spread yielded the .03% decrease in the net interest margin for 2007. The 2006 decrease in net interest margin of .09% was from a .13% increase in interest free funds completely offset by a .22% decrease in the net interest spread, caused by higher asset yields of .59% being offset by higher funding costs of .81%.

During 2006 and 2007, loan yields and the rates paid on interest-bearing liabilities increased due to the prior period increases in short-term rates maintained by the Federal Reserve. In September 2007, the Federal Reserve began lowering short-term interest rates, decreasing the target federal funds rate 100 basis points from 5.25% to 4.25% at December 31, 2007. The Federal Reserve further reduced the federal funds rate by 125 basis points from 4.25% to 3.00% in January 2008. While the frequency and size of changes in market interest rates are difficult to predict, management believes that the Federal Reserve will deliver additional rate decreases during 2008 to help improve and maintain economic stability. There can be no assurance, however, to this effect as changes in market interest rates are dependent upon a variety of factors that are beyond the Company's control. The Company anticipates that the rates paid on its interest-bearing liabilities will begin to

RATE VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME & EXPENSE

Table II
(dollars in thousands)

	2007			2006		
	Increase (Decrease) From Previous Year Due to			Increase (Decrease) From Previous Year Due to		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Interest income						
Interest-bearing balances with banks	$ (1)	$ 1	—	$ (2)	$ 10	$ 8
Federal funds sold	12	(11)	$ 1	141	40	181
Securities:						
Taxable	160	128	288	65	204	269
Tax exempt	110	(1)	109	34	(37)	(3)
Loans	192	2,020	2,212	1,983	3,976	5,959
Total interest income	473	2,137	2,610	2,221	4,193	6,414
Interest expense						
NOW accounts	(356)	(63)	(419)	(390)	481	91
Savings and Money Market	503	307	810	390	1,002	1,392
Time deposits	132	2,198	2,330	958	3,180	4,138
Repurchase agreements	182	(26)	156	(56)	310	254
Other borrowed money	(425)	37	(388)	(544)	463	(81)
Total interest expense	36	2,453	2,489	358	5,436	5,794
Net interest earnings	$ 437	$ (316)	$ 121	$ 1,863	$ (1,243)	$ 620

The change in interest due to volume and rate is determined as follows: Volume Variance - change in volume multiplied by the previous year's rate; Yield/Rate Variance - change in rate multiplied by the previous year's volume; Total Variance - change in volume multiplied by the change in rate. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. Fully taxable equivalent yield assumes a 34% tax rate, net of related nondeductible interest expense.

decrease in 2008 as its certificates of deposit mature and reprice with the current lower interest rates. As a result, the Company estimates its net interest margin will expand during 2008 as the deposit liabilities begin to reprice. For additional discussion on the Company's rate sensitive assets and liabilities, please see "Interest Rate Sensitivity and Liquidity" and "Table VIII" within this Management's Discussion and Analysis.

NONINTEREST INCOME AND EXPENSE

Total noninterest income decreased $594, or 10.2%, in 2007 as compared to 2006. Contributing most to the decrease in noninterest income was the loss on sale of real estate acquired through foreclosure ("OREO"). During the fourth quarter of 2007, the Company's largest non-performing asset was liquidated creating a pretax loss of $686. The sale of this OREO property was directly attributable to management's strategy of being more aggressive in improving the Company's nonperforming levels and, as a result, the ratio of nonperforming assets to total assets improved to .5% at December 31, 2007 as compared to 2.0% at December 31, 2006. Further decreasing noninterest income was the Company's tax-free bank owned life insurance ("BOLI") investment proceeds. BOLI income was down $150, or 16.5%, during 2007, driven mostly by tax-free life insurance proceeds of $174 that were recorded in 2006 as compared to $71 in proceeds during 2007.

Partially offsetting the year-to-date decreases from the loss on sale of OREO and BOLI revenue were increases in other noninterest income, which include rental income from OREO properties, debit card interchange fees and improvements in the Company's tax refund processing fees. Rental income from OREO properties totaled $213 during 2007 as compared to no income in 2006, primarily from one large commercial facility located in Kanawha County, West Virginia and one hotel

SECURITIES
Table III
as of December 31, 2007
(dollars in thousands)

	MATURING							
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government sponsored entity securities	$ 8,981	3.70%	$ 27,916	4.77%	$ 2,550	4.95%	—	—
Obligations of states and political subdivisions	811	5.97%	5,953	6.90%	3,061	6.90%	$ 6,108	3.84%
Mortgage-backed securities	671	1.53%	37,993	4.10%	—	—	—	—
Total debt securities	$ 10,463	3.74%	$ 71,862	4.59%	$ 5,611	6.01%	$ 6,108	3.84%

Tax equivalent adjustments have been made in calculating yields on obligations of states and political subdivisions using a 34% rate. Weighted average yields are calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security. Mortgage-backed securities, which have prepayment provisions, are assigned to a maturity category based on estimated average lives. Securities are shown at their carrying values, which include the market value adjustments for available-for-sale securities.

facility located in Portsmouth, Ohio. Both properties were liquidated in 2007. Debit card interchange fees were also key drivers in the growth of other noninterest income, increasing $62, or 12.8%, in 2007 as compared to 2006. The volume of transactions utilizing the Company's Jeanie® Plus debit card continue to increase over a year ago. The Company's customers used their Jeanie® Plus debit cards to complete 1,166,337 transactions during 2007, up 16.0% from the 1,008,792 transactions during 2006, derived mostly from gasoline and restaurant purchases. Further enhancing the growth to other noninterest income was an increase in tax refund processing fees. In 2006, the Company began its participation in a new tax refund loan service where it serves as a facilitator for the clearing of tax refunds for a tax software provider. The Company is one of a limited number of financial institutions throughout the U.S. that facilitates tax refunds through its relationship with this tax software provider. These tax refunds are in the form of two items: Electronic Refund Checks ("ERCs") and Electronic Refund Deposits ("ERDs"). ERC's and ERD's are granted by tax preparers to taxpayers who wish to receive their funds electronically via an ACH. The Company then facilitates the clearing of the ERC/ERD items via a demand deposit business account. During 2007, the Company's tax refund processing fees were up $27, or 71.8%, as compared to the same period in 2006. All other noninterest income items during 2007 were relatively stable as compared to 2006.

In 2006, total noninterest income increased $308, or 5.6%, mostly due to the increase in earnings from BOLI activity, which increased $318, or 54.0%, impacted by additional investments in life insurance contracts purchased during 2005, higher earnings rates on such contracts and life insurance proceeds received in 2006.

Total noninterest expense increased $1,384, or 6.5%, in 2007 and decreased $160, or 0.7%, in 2006. The most significant expense in this category is salary and employee benefits, which increased $548, or 4.4%, from 2006 to 2007. Contributing most to this increase were annual cost of living salary increases as well as increases in employee incentive compensation due to higher corporate performance during the fiscal period of 2007 as compared to 2006. During 2007, the Company also experienced a slightly higher full-time equivalent employee base, increasing from 254 employees at year-end 2006 to 256 employees at year-end 2007, further increasing salaries and employee benefit expenses during 2007. During 2006, salary and employee benefits decreased $340, or 2.6%, from 2005, due to a reduction in employee incentive compensation from lower corporate performance during the fiscal period of 2006 as compared to 2005. During 2006, the Company also experienced a lower full-time equivalent employee base, decreasing from 265 employees at year-end 2005 to 254 employees at year-end 2006, further reducing salaries and employee benefit expenses during 2006.

In 2007, occupancy and furniture and equipment expenses increased $95, or 3.9%, as compared to 2006. The increases were in large part due to the Company's investment in its Jackson, Ohio facility. In late 2006, the Company invested over $2,000 to replace its Jackson, Ohio facility and, during that time, ceased operations in its Jackson superbank facility. The facility was placed in service and depreciation commenced during the fourth quarter of 2006. In 2006, occupancy and furniture and equipment expenses decreased $57, or 2.3%, as compared to 2005. This decrease was in large part due to the maturities of depreciation terms on several asset acquisitions from previous years as well as the decreasing nature of current depreciable assets that have incurred lower depreciation expense during 2006. Corporation franchise tax was relatively stable during 2007, increasing $2, or .3%, and decreasing $4, or .6%, in 2006, based on capital levels at the Bank for both periods. During 2007 and 2006, data processing expenses increased $157, or 22.9%, and $54, or 8.5%, respectively. This continued growth in data processing costs came primarily from the transactional volume increases in the Company's Jeanie® Plus debit cards during 2006 and 2007.

Other noninterest expenses were up $582, or 11.9%, during 2007 in large part due to increases in various loan and collection expenses associated with higher average nonperforming loan balances. Loan expenses increased $360, or 132.5%, during 2007. Loan expenses (i.e., foreclosure costs) that have been incurred as part of resolving nonperforming credits during 2007 were necessary to improve asset quality and lower portfolio risk, which are evident in the lower nonperforming loan levels (down 72.7%) and lower nonperforming asset levels (down 74.4%) as compared to 2006. The Company's expense related to fraudulent activities also contributed to the growth in other noninterest expense, increasing $128, or 206.8%, during 2007 as compared to 2006. This increase was largely due to costs associated with fraudulent activities in the second half of 2007 on customer debit/credit cards that were compromised at the point of sale. The Company minimized customers' fraudulent losses by placing transaction holds on, blocking access to and reissuing thousands of debit/credit cards to various customer accounts where such cards were compromised, primarily in the Gallia County, Ohio and Mason County, West Virginia market areas.

During 2006, other noninterest expenses were up $187, or 4.0%, in large part due to increases in various loan and collection expenses associated with higher nonperforming loan balances.

The Company's efficiency ratio, which is noninterest expense as a percentage of fully tax-equivalent net interest income plus noninterest income, for 2007 finished at 66.1%, up from 61.2% in 2006. This less-improved efficiency number is largely the result of higher loan costs that were incurred to better the Company's nonperforming loan levels in 2007. Conversely, in 2006, the efficiency ratio improved to 61.2%, down from 63.5% in 2005, as a result of successful noninterest revenue growth and lower overhead costs in 2006.

FINANCIAL CONDITION:

CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents consist of cash and balances due from banks and federal funds sold. The amounts of cash and cash equivalents fluctuate on a daily basis due to customer activity and liquidity needs. At December 31, 2007, cash and cash equivalents had decreased $3,871, or 18.6%, to $16,894 as compared to $20,765 at December 31, 2006. The decreased levels of cash and cash equivalents came primarily from funding the growth in earning assets, satisfying maturing time deposits, and funding dividend disbursements and treasury stock repurchases. As liquidity levels vary continuously based on consumer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes that the current balance of cash and cash equivalents remains at a level that will meet cash obligations and provide adequate liquidity.

SECURITIES

Management's goal in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity such that management has not sold a debt security in several years.

The balance of total securities increased $10,427, or 12.5%, as compared to 2006, with the ratio of securities to total assets also increasing to 12.0% at December 31, 2007, compared to 10.9% at December 31, 2006. This trend of higher security investments was driven by increases in U.S. government sponsored entity securities of $14,264, or 56.6%, and municipal bonds of $2,640, or 19.9%, as compared to year-end 2006. The growth in these two segments of investments was the result of attractive yield opportunities and a desire to increase diversification within the Company's securities portfolio. This growth was partially offset by a decrease in mortgage-backed securities of $6,477, or 14.3%, from year-end 2006. The Company continues to benefit from the advantages

INVESTMENT PORTFOLIO COMPOSITION

at December 31, 2007


U.S. Govt. Agencies
41.95%
Mtg.-backed
41.11%
16.94%
Municipals

at December 31, 2006


U.S. Govt. Agencies
30.12%
53.99%
Mtg.-backed
15.89%
Municipals

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

Table IV

(dollars in thousands)

	Years Ended December 31				
	2007	2006	2005	2004	2003
Commercial loans[1]	$ 5,273	$ 7,806	$ 4,704	$ 4,657	$ 4,844
Percentage of loans to total loans	40.63%	39.45%	38.33%	37.69%	38.58%
Residential real estate loans	327	310	623	642	833
Percentage of loans to total loans	39.31%	38.16%	38.06%	37.84%	37.94%
Consumer loans	1,137	1,296	1,806	1,878	1,916
Percentage of loans to total loans	20.06%	22.39%	23.61%	24.47%	23.48%
Allowance for Loan Losses	$ 6,737	$ 9,412	$ 7,133	$ 7,177	$ 7,593
	100.00%	100.00%	100.00%	100.00%	100.00%
Ratio of net charge-offs to average loans	.78%	.54%	.31%	.47%	.68%

The above allocation is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

[1] Includes commercial and industrial and commercial real estate loans.

SUMMARY OF NONPERFORMING AND PAST DUE LOANS

Table V

(dollars in thousands)

	2007	2006	2005	2004	2003
Impaired loans	$ 6,871	$ 17,402	$ 7,983	$ 5,573	$ 1,988
Past due 90 days or more and still accruing	927	1,375	1,317	1,402	659
Nonaccrual	2,734	12,017	1,240	1,618	2,655
Accruing loans past due 90 days or more to total loans	.14%	.22%	.21%	.23%	.12%
Nonaccrual loans as a % of total loans	.43%	1.92%	.20%	.27%	.46%
Impaired loans as a % of total loans	1.08%	2.78%	1.29%	.93%	.35%
Allowance for loan losses as a % of total loans	1.06%	1.51%	1.16%	1.20%	1.32%

Management believes that the impaired loan disclosures are comparable to the nonperforming loan disclosures except that the impaired loan disclosures do not include single family residential or consumer loans which are analyzed in the aggregate for loan impairment purposes.

During 2007, the Company recognized $401 of interest income on impaired loans. Individual loans not included above that management feels have loss potential total approximately $1,312. The Company has no assets which are considered to be troubled debt restructurings that are not already included in the table above.

Management formally considers placing a loan on nonaccrual status when collection of principal or interest has become doubtful. Furthermore, a loan should not be returned to the accrual status unless either all delinquent principal or interest has been brought current or the loan becomes well secured and is in the process of collection.

MATURITY AND REPRICING DATA OF LOANS

As of December 31, 2007

Table VI

(dollars in thousands)

	MATURING / REPRICING			
	Within One Year	After One but Within Five Years	After Five Years	Total
Commercial loans [1]	$ 143,244	$ 73,605	$ 41,939	$ 258,788
Residential real estate loans	52,588	13,127	184,768	250,483
Consumer loans	26,339	69,004	32,489	127,832
Total loans	$ 222,171	$ 155,736	$ 259,196	$ 637,103

Loans maturing or repricing after one year with:	
Variable interest rates	$ 67,563
Fixed interest rates	347,369
Total	$ 414,932

[1] Includes commercial and industrial and commercial real estate loans.

of investment grade mortgage-backed securities, which totaled $38,664, or 41.1% of the Company's total investment portfolio at December 31, 2007. The primary advantage of mortgage-backed securities has been the increased cash flows due to the more rapid (monthly) repayment of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. Principal repayments from mortgage-backed securities during 2007 totaled $6,979. With the general increase in interest rates evident since 2004, the reinvestment rates on debt securities continue to show favorable returns during 2007, 2006 and 2005. The weighted average FTE yield on debt securities at year-end 2007 was 4.55%, as compared to 4.44% at year-end 2006 and 4.28% at year-end 2005. Table III provides a summary of the portfolio by category and remaining contractual maturity. Issues classified as equity securities have no stated maturity date and are not included in Table III. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

LOANS

In 2007, the Company's primary category of earning assets, total loans, increased $11,939, or 1.9%, to reach $637,103. Higher loan balances were largely due to growth in residential real estate loans, which were up $11,934, or 5.0%, from year-end 2006 to total $250,483. Generating residential real estate loans remains a key focus of the Company's lending efforts. The Company's residential real estate loans consist primarily of one- to four-family residential mortgages and carry many of the same customer and industry risks as the commercial real estate loan portfolio. There continued to be a significant amount of movement between variable-rate and fixed-rate mortgage refinancings during 2007. Since year-end 2006, the Company's one-year adjustable-rate mortgage balances have decreased $25,580, or 37.7%, to finish at $42,211. During 2006, consumer demand for fixed-rate real estate loans steadily increased due to the continuation of lower, more affordable, mortgage rates that had not responded as much to the rise in short-term interest rates of 2004, 2005 and part of 2006. As long-term interest rates continue to remain relatively stable from a year ago, consumers continue to pay off and refinance their variable rate mortgages, resulting in lower one-year adjustable-rate mortgage balances at the end of 2007 as compared to year-end 2006. As a result, completely offsetting the decreases in variable-rate real estate balances was the continued consumer preference of fixed-rate real estate loans, which were up $36,970, or 25.2%, from year-end 2006 to finish at $183,696. Additionally, to help further satisfy this increasing demand for fixed-rate real estate loans, the Company continues to originate and sell some fixed-rate mortgages to the secondary market, and has sold $4,299 during 2007, which is relatively unchanged from the volume sold in 2006. The remaining real estate loan portfolio balances increased $544, primarily from a mix of the Company's other variable-rate real estate loan products.

LOAN PORTFOLIO COMPOSITION

at December 31, 2007



Consumer
20.06%
All Other 1.13%
Commercial
Real Estate
30.85%
Residential
Real Estate
39.31%
8.65%
Commercial &
Industrial

at December 31, 2006



Consumer
22.39%
All Other 0.94%
Commercial
Real Estate
30.93%
Residential
Real Estate
38.16%
7.58%
Commercial &
Industrial

The Company's increasing real estate loan portfolio was enhanced by net growth in its commercial loan balances (both commercial real estate and commercial and industrial), which were up $10,865, or 4.5%, from year-end 2006. This growth is consistent with the Company's continued emphasis on commercial lending, which generally yields a higher return on investment as compared to other types of loans. The Company's commercial loan portfolio consists of loans to corporate borrowers primarily in small to mid-sized industrial and commercial companies that include service, retail and wholesale merchants. Collateral securing these loans includes equipment, inventory, stock, commercial real estate and rental property. Commercial and industrial loans increased $7,701, or 16.3%, from year-end 2006, while commercial real estate loans increased $3,164, or 1.6%, from year-end 2006. Commercial real estate, the Company's largest segment of commercial loans, is largely driven by loan participations with other banks outside the Company's primary market area. Although the Company is not actively marketing participation loans outside its primary market area, it is taking advantage of the relationships it has with certain lenders in those areas where the Company believes it can profitably participate with an acceptable level of risk. The commercial loan portfolio, including participation loans, consists primarily of rental property loans (19.4% of portfolio), medical industry loans (13.6% of portfolio), land development loans (12.1% of portfolio), and hotel and motel loans (11.4% of portfolio). During 2007, the primary market areas for the Company's commercial loan originations, excluding loan participations, were in the areas of Gallia, Jackson, Logan, Vinton, Pike, Preble and Franklin counties of Ohio, which accounted for 65.7% of total originations. The growing West Virginia markets accounted for 17.7% of total originations for the same time period. While management believes lending opportunities exist in the Company's markets, future commercial lending activities will depend upon economic and related conditions, such as general demand for loans in the Company's primary markets, interest rates offered by the Company and normal underwriting considerations. Additionally, the potential for larger than normal commercial loan payoffs may limit loan growth during future periods.

Increases in the Company's real estate and commercial loan balances were partially offset by a decreasing consumer loan portfolio. The Company's consumer loans fell $12,129, or 8.7%, from year-end 2006 to finish at $127,832. The Company's consumer loans are secured by automobiles, mobile homes, recreational vehicles and other personal property. Personal loans and unsecured credit card receivables are also included as consumer loans. The decrease in consumer volume was mostly attributable to the automobile lending segment, which decreased $8,784, or 14.0%, from year-end 2006. While the automobile lending segment continues to represent the largest portion of the Company's consumer loan portfolio, management's emphasis on profitable loan growth with higher returns (i.e. commercial and real estate loans) has contributed most to the reduction in loan volume within this area. Indirect automobile loans bear additional costs from dealers that partially offset interest revenue and lower the rate of return. Furthermore, economic factors and the rising rate environment from previous years have caused a decline in automobile loan volume. As rates have aggressively moved up since 2004, continued competition with local banks and alternative methods of financing, such as captive finance companies offering loans at below-market interest rates, have continued to challenge automobile loan growth during 2007. Also contributing to the decreasing consumer portfolio were all-terrain vehicle loans, which were down $1,419, or 28.7%, from year-end 2006, and the Company's capital line balances, primarily home equity loans, which decreased $1,154 or 5.6%, from year-end 2006.

Additionally, the Company recognized an increase of $1,269, or 21.5%, in other loans from year-end 2006. Other loans consist primarily of state and municipal loans and overdrafts.

The Company will continue to monitor the relatively mild pace of its loan portfolio growth during 2008. The Company's lending markets remain challenging and have impacted loan growth due to increased payoffs and a flat to declining level of loan originations during 2007, particularly within the consumer loan portfolio. The Company continues to view consumer loans as a decreasing portfolio due to higher loan costs, increased competition in automobile loans and a lower return on investment as compared to the other loan portfolios. As a result, the Company anticipates total loan growth to be marginal, with volume to continue at a flat to moderate pace throughout 2008. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.

ALLOWANCE FOR LOAN LOSSES AND PROVISION EXPENSE

Tables IV and V have been provided to enhance the understanding of the loan portfolio and the allowance for loan losses. Management evaluates the adequacy of the allowance for loan losses quarterly based on several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience, and management's estimate of probable losses. Actual losses on loans are reflected as reductions in the reserve and are referred to as charge-offs. The amount of the provision for loan losses charged to operating expenses is the amount necessary, in management's opinion, to maintain the allowance for loan losses at an adequate level. The allowance required is primarily a function of the relative quality of the loans in the loan portfolio, the mix of loans in the portfolio and the rate of growth of outstanding loans.

During 2007, the Company decreased its provision for loan loss expense by $3,410 as compared to 2006, which lowered its allowance for loan losses by $2,675, or 28.4%, to finish at $6,737. The decrease in the allowance for loan losses was in large part due to a decrease in nonperforming loan balances since year-end 2006. During 2006, the level of nonperforming loans, which consist of nonaccruing loans and accruing loans past due 90 days or more, had significantly increased from $2,557 at year-end 2005 to $13,392 at year-end 2006. The nonperforming loan balances increased primarily from three commercial loan relationships secured by liens on commercial real estate and equipment, personal guarantees and life insurance. During this time in the fourth quarter of 2006, specific allocations were made on behalf of the portfolio risks and credit deterioration of these nonperforming relationships, which required corresponding increases in the provision for loan losses to adequately fund the allowance for loan losses. During 2007, net charge-offs totaled $4,927, which were up $1,543, or 45.6%, from 2006, due to commercial charge-offs of the specific allocations that were already reflected in the allowance for loan losses from 2006. As part of management's strategy to liquidate and resolve its nonperforming relationships, the Company experienced improvements in the ratio of nonperforming loans as a percentage of total loans, which finished 2007 at 0.57%, down from 2.14% at year-end 2006. The Company's ratio of nonperforming assets, which includes OREO properties, as a percentage of total assets also improved from 2.00% at year-end 2006 to 0.50% at December 31, 2007. This improvement was due to the liquidation of the

Company's largest non-performing asset during the fourth quarter of 2007.

As a result of lower nonperforming loan balances, the ratio of allowance for loan losses to total loans decreased to 1.06% at December 31, 2007 as compared to 1.51% at December 31, 2006. Management believes that the allowance for loan losses at December 31, 2007 was adequate and reflected probable incurred losses in the loan portfolio. There can be no assurance, however, that adjustments to the allowance for loan losses will not be required in the future. Changes in the circumstances of particular borrowers, as well as adverse developments in the economy are factors that could change and make adjustments to the allowance for loan losses necessary. The actions that took place in the fourth quarter of 2006 were deemed prudent and necessary by management and resulted in a lower nonperforming loan portfolio in 2007 which, in turn, improved asset quality, lowered loan portfolio risk and created a much stronger balance sheet going forward into 2008. Asset quality will continue to remain a key focus, as management continues to stress not just loan growth, but quality in loan underwriting as well.

DEPOSITS

Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The accompanying table VII shows the composition of total deposits as of December 31, 2007. Total deposits decreased $4,760, or 0.8%, to finish at $589,026 at year-end 2007, resulting mostly from maturity runoff in the Company's time deposit balances. Time deposits, particularly certificates of deposit ("CD's"), remain the most significant source of funding for the Company's earning assets, making up 57.9% of total deposits. During 2007, time deposits decreased $4,575, or 1.3%, from year-end 2006. This decrease was primarily due to maturity runoff of the Company's wholesale CD balances (i.e. brokered CD's), decreasing $6,220, or 16.5%, from year-end 2006, partially offset by relatively stable retail CD balances, increasing $1,645, or 0.5%, from year-end 2006. With earning assets being funded primarily through other borrowed funds and increased repurchase agreement balances, there has not been an aggressive need to deploy time deposits as a funding source. As market rates have steadied since June 2006, the Company has seen the cost of its retail CD balances aggressively reprice upward to reflect current deposit rates. Furthermore, during the first half of 2007, the economy experienced increases in its wholesale funding rates, both short- and long-term indices, also creating a cost increase to this funding source. As a result, this lagging effect has caused the Company's retail and wholesale CD portfolio to become comparable in cost to fund earning asset growth. The Company's retail CD portfolio produced an average cost of 4.88% during 2007 as compared to 4.25% during 2006, while the wholesale CD portfolio was 4.89% during 2007 as compared to 4.38% during 2006. As a result, management will continue to utilize both retail and wholesale deposits as funding sources for future earning asset growth.

Partially offsetting the decreases in time deposits was

Table VII

(dollars in thousands)	2007	2006	2005
	as of December 31		
Interest-bearing deposits:			
NOW accounts	$ 65,618	$ 78,484	$ 95,498
Money Market	72,276	58,941	22,347
Savings accounts	31,436	32,719	35,126
IRA accounts	44,050	38,731	36,779
Certificates of Deposit	297,057	306,951	290,555
	510,437	515,826	480,305
Noninterest-bearing deposits:			
Demand deposits	78,589	77,960	82,561
Total deposits	$ 589,026	$ 593,786	$ 562,866

COMPOSITION OF TOTAL DEPOSITS

at December 31, 2007


CDs of 100M & over
21.47%
Demand
13.34%
NOW Accounts
11.14%
17.61%
Savings & Money Market
28.96%
CDs under 100M
7.48%
IRA Accounts

at December 31, 2006


CDs of 100M & over
22.37%
Demand
13.13%
NOW Account
13.22%
15.44%
Savings & Money Market
29.32%
CDs under 100M
6.52%
IRA Accounts

growth in the Company's money market deposit balances, which were up $13,335, or 22.6%, to finish at $72,276 at year-end 2007 as compared to $58,941 at year-end 2006. This increase was from the Company's Market Watch money market account product, which generated $13,557 in new deposit balances from year-end 2006. Introduced in August 2005, the Market Watch product is a limited transaction investment account with tiered rates that compete with current market rate offerings and serve as an alternative to certificates of deposit for some customers. The continued success of the Company's new Market Watch product was responsible for a deposit balance shift from its interest-bearing demand deposits, causing a decrease in NOW accounts of $12,866, or 16.4%. This was primarily from decreases in the Company's Gold Club and Public Fund NOW balances that totaled $14,173, or 25.0%, collectively.

Also partially offsetting time deposit decreases was growth in the Company's noninterest-bearing demand deposits, which were up $629, or 0.8%, from year-end 2006.

The Company will continue to experience increased competition for deposits in its market areas, which should challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly utilize both retail and wholesale funds to support earning assets and minimize interest costs.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase agreements, which are financing arrangements that have overnight maturity terms, were up $17,834, or 79.1%, from year-end 2006. This increase was mostly due to the fluctuation of various commercial accounts.

FUNDS BORROWED

The Company also accesses other funding sources, including short-term and long-term borrowings, to fund asset growth and satisfy short-term liquidity needs. Other borrowed funds consist primarily of Federal Home Loan Bank (FHLB) advances and promissory notes. During 2007, other borrowed funds were up $3,456, or 5.4%, from year-end 2006, and was caused by the need to fund earning assets during 2007, which were up 3.1%. While deposits continue to be the primary focus of funding for growth in earning assets, management will continue to utilize various wholesale borrowings to help manage interest rate sensitivity and liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosures required for off-balance sheet arrangements are discussed in Note I and Note K.

CAPITAL RESOURCES

The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory minimum guidelines as identified in Note P "Regulatory Matters". Shareholders' equity totaled $61,511 at December 31, 2007, compared to $60,282 at December 31, 2006, which represents growth of 2.0%. Contributing most to this increase was year-to-date net income of $6,297 and $398 in proceeds from the issuance of common stock. Partially offsetting the growth in capital were cash dividends paid of $2,938, or $.71 per share, year-to-date, and $3,394 in treasury stock repurchases. Cash dividends paid for 2007 represents a 3.6% increase as compared to 2006.

The Company may repurchase additional common shares from time to time as authorized by its stock repurchase program. The Company's Board of Directors has approved annual extensions to the plan. Most recently, the Board of Directors extended the stock repurchase program from February 16, 2008 to February 15, 2009, and authorized Ohio Valley to repurchase up to 175,000 of its common shares through open market and privately negotiated purchases.

Furthermore, the Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2007, shareholders invested more than $1,248 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 5,907 new shares and the acquisition of 43,138 existing shares through open market purchases for a total of 49,045 shares. At December 31, 2007, approximately 81% of the shareholders were enrolled in the dividend reinvestment plan.

INTEREST RATE SENSITIVITY AND LIQUIDITY

The Company's goal for interest rate sensitivity management is to maintain a balance between steady net interest income growth and the risks associated with interest rate fluctuations. Interest rate risk ("IRR") is the exposure of the Company's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability, but excessive levels of IRR can threaten the Company's earnings and capital.

The Company evaluates IRR through the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The modeling process starts with a base case simulation, which assumes a flat interest rate scenario. The base case scenario is compared to rising and falling interest rate scenarios assuming a parallel shift in all interest rates. Comparisons of net interest income and net income fluctuations from the flat rate scenario illustrate the risks associated with the projected balance sheet structure.

The Company's Asset/Liability Committee monitors and manages IRR within Board approved policy limits. The current IRR policy limits anticipated changes in net interest income over a 12 month horizon to plus or minus 10% of the base net interest income assuming a parallel rate shock of up 100, 200 and 300 basis points and down 100, 200 and 300 basis points.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the simulation modeling. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawals from certificates of deposit may deviate significantly from those assumed in making the risk calculations. The Company's simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Company has been able to alter the mix of short- and long-term loans and investments, and increase or decrease the emphasis on fixed- and variable-rate products in response to changing market conditions.

The following table presents the Company's estimated net interest income sensitivity:

INTEREST RATE SENSITIVITY
Table VIII

Change in Interest Rates Basis Points	December 31, 2007 % Change in Net Interest Income	December 31, 2006 % Change in Net Interest Income
+300	(8.23%)	(5.95%)
+200	(5.09%)	(3.26%)
+100	(2.47%)	(1.37%)
-100	2.48%	1.10%
-200	5.01%	1.74%
-300	7.86%	2.65%

The estimated percentage change in net interest income due to a change in interest rates was within the policy guidelines established by the Board. At December 31, 2007, the Company's analysis of net interest income reflects a liability sensitive position. Based on current assumptions, an instantaneous decrease in interest rates would positively impact net interest income primarily due to the duration of earning assets exceeding the duration of interest-bearing liabilities. As compared to December 31, 2006, the Company's interest rate risk profile has become more liability sensitive primarily due to the growth in fixed-rate residential mortgages. Management was willing to assume additional interest rate risk throughout 2007 with the anticipation of lower interest rates. Since September 2007, the Federal Reserve has reduced short-term interest rates 225 basis points, and management anticipates such reduction will have a positive impact on net interest income.

Liquidity management should focus on matching the cash inflows and outflows within the Company's natural market for loans and deposits. This goal is accomplished by maintaining sufficient asset liquidity along with stable core deposits. The primary sources of liquidity are interest-bearing balances with banks, federal funds sold and the maturity and repayment of investments and loans as well as cash flows provided from operations. The Company has classified $78,063 in securities as available for sale at December 31, 2007. In addition, the Federal Home Loan Bank in Cincinnati offers advances to the Bank which further enhances the Bank's ability to meet liquidity demands. At December 31, 2007, the Bank could borrow an additional $75,192 from the Federal Home Loan Bank. The Bank also has the ability to purchase federal funds from several of its correspondent banks. See the consolidated statement of cash flows for further cash flow information. Management does not rely on any single source of liquidity and monitors the level of liquidity based on many factors affecting the Company's financial condition.

CONTRACTUAL OBLIGATIONS

Table IX

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
(dollars in thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	F	$ 247,919	—	—	—	$ 247,919
Consumer and brokered time deposits	F	283,856	$ 47,730	$ 7,729	$ 1,792	341,107
Repurchase agreements	G	40,390	—	—	—	40,390
Other borrowed funds	H	31,837	35,012	12	141	67,002
Subordinated debentures	I	—	—	—	13,500	13,500

INFLATION

Consolidated financial data included herein has been prepared in accordance with US GAAP. Presently, US GAAP requires the Company to measure financial position and operating results in terms of historical dollars with the exception of securities available for sale, which are carried at fair value. Changes in the relative value of money due to inflation or deflation are generally not considered.

In management's opinion, changes in interest rates affect the financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as monetary and fiscal policies. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today's volatile economic environment. The Company seeks to insulate itself from interest rate volatility by ensuring that rate sensitive assets and rate sensitive liabilities respond to changes in interest rates in a similar time frame and to a similar degree.

CRITICAL ACCOUNTING POLICIES

The most significant accounting policies followed by the Company are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the adequacy of the allowance for loan losses to be a critical accounting policy.

Allowance for loan losses: To arrive at the total dollars necessary to maintain an allowance level sufficient to absorb probable losses incurred at a specific financial statement date, management has developed procedures to establish and then evaluate the allowance once determined. The allowance consists of the following components: specific allocation, general allocation and other estimated general allocation.

To arrive at the amount required for the specific allocation component, the Company evaluates loans for which a loss may be incurred either in part or in whole. To achieve this task, the Company has created a quarterly report ("Watchlist") which lists the loans from each loan portfolio that management deems to be potential credit risks. The loans placed on this report are: loans past due 60 or more days, nonaccrual loans and loans management has determined to be potential problem loans. These loans are reviewed and analyzed for potential loss by the Large Loan Review Committee, which consists of the President of the Company and members of senior management with lending authority. The function of the Committee is to review and analyze large borrowers for credit risk, scrutinize the Watchlist and evaluate the adequacy of the allowance for loan losses and other credit related issues. The Committee has established a grading system to evaluate the credit risk of each commercial borrower on a scale of 1 (least risk) to 10 (greatest risk). After the Committee evaluates each relationship listed in the report, a specific loss allocation may be assessed. The specific allocation is currently made up of amounts allocated to the commercial and real estate loan portfolios.

Included in the specific allocation analysis are impaired loans, which consist of loans with balances of $200 or more on nonaccrual status or non-performing in nature. These loans are also individually analyzed and a specific allocation may be assessed based on expected credit loss. Collateral dependent loans will be evaluated to determine a fair value of the collateral securing the loan. Any changes in the impaired allocation will be reflected in the total specific allocation.

The second component (general allowance) is based upon total loan portfolio balances minus loan balances already reviewed (specific allocation). The Large Loan Review Committee evaluates credit analysis reports that provide management with a "snapshot" of information on borrowers with larger-balance loans (aggregate balances of $1,000 or greater), including loan grades, collateral values, and other factors. A list is prepared and updated quarterly that allows management to monitor this group of borrowers. Therefore, only small balance commercial loans and homogeneous loans (consumer and real estate loans) are not specifically reviewed to determine minor delinquencies, current collateral values and present credit risk. The Company utilizes actual historic loss experience as a factor to calculate the probable losses for this component of the allowance for loan losses. This risk factor

KEY RATIOS
Table X

	2007	2006	2005	2004	2003
Return on average assets	.82%	.71%	.97%	1.16%	.93%
Return on average equity	10.40%	9.00%	12.18%	15.02%	12.43%
Dividend payout ratio	46.66%	52.56%	38.55%	38.89%	38.14%
Average equity to average assets	7.87%	7.88%	7.93%	7.72%	7.51%

reflects a 3 year performance evaluation of credit losses per loan portfolio. The risk factor is achieved by taking the average net charge-off per loan portfolio for the last 36 consecutive months and dividing it by the average loan balance for each loan portfolio over the same time period. The Company believes that by using the 36 month average loss risk factor, the estimated allowance will more accurately reflect current probable losses.

The final component used to evaluate the adequacy of the allowance includes five additional areas that management believes can have an impact on collecting all principal due. These areas are: 1) delinquency trends, 2) current local economic conditions, 3) non-performing loan trends, 4) recovery vs. charge-off, and 5) personnel changes. Each of these areas is given a percentage factor, from a low of 10% to a high of 30%, determined by the degree of impact it may have on the allowance. To calculate the impact of other economic conditions on the allowance, the total general allowance is multiplied by this factor. These dollars are then added to the other two components to provide for economic conditions in the Company's assessment area. The Company's assessment area takes in a total of ten counties in Ohio and West Virginia. Each assessment area has its individual economic conditions; however, the Company has chosen to average the risk factors for compiling the economic risk factor.

The adequacy of the allowance may be determined by certain specific and nonspecific allocations; however, the total allocation is available for any credit losses that may impact the loan portfolios.

CONCENTRATIONS OF CREDIT RISK

The Company maintains a diversified credit portfolio, with commercial loans, both commercial real estate and commercial and industrial, currently comprising the most significant portion. Credit risk is primarily subject to loans made to businesses and individuals in central and southeastern Ohio as well as western West Virginia. Management believes this risk to be general in nature, as there are no material concentrations of loans to any industry or consumer group. To the extent possible, the Company diversifies its loan portfolio to limit credit risk by avoiding industry concentrations.

FORWARD LOOKING STATEMENTS

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and as defined in the Private Securities Litigation Reform Act of 1995. Such statements are often, but not always, identified by the use of such words as "believes," "anticipates," "expects," and similar expressions. Such statements involve various important assumptions, risks, uncertainties, and other factors, many of which are beyond our control, that could cause actual results to differ materially from those expressed in such forward looking statements. These factors include, but are not limited to: changes in political, economic or other factors such as inflation rates, recessionary or expansive trends, and taxes; competitive pressures; fluctuations in interest rates; the level of defaults and prepayment on loans made by the Company; unanticipated litigation, claims, or assessments; fluctuations in the cost of obtaining funds to make loans; and regulatory changes. Additional detailed information concerning a number of important factors which could cause actual results to differ materially from the forward-looking statements contained in management's discussion and analysis is available in the Company's filings with the Securities and Exchange Commission, under the Securities Exchange Act of 1934, including the disclosure under the heading "Item 1A. Risk Factors" of Part 1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. The Company undertakes no obligation and disclaims any intention to republish revised or updated forward looking statements, whether as a result of new information, unanticipated future events or otherwise.

OHIO VALLEY BANC CORP.
Symbol: OVBC
Email: investorrelations@ovbc.com
www.ovbc.com

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